                                                                 EXHIBIT (d)(9)

                           AMENDED AND RESTATED
                          OFFER TO PURCHASE FOR CASH
                                      BY
                        T/SF COMMUNICATIONS CORPORATION
                  ALL OUTSTANDING SHARES OF ITS COMMON STOCK
                            AT $40.25 NET PER SHARE

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
     YORK CITY TIME, ON MONDAY, OCTOBER 6, 1997, UNLESS THE OFFER IS
                                EXTENDED.

  T/SF Communications Corporation, a Delaware corporation (the "Company"), is offering to purchase all of its outstanding shares of Common Stock, par value $.10 per share ("Shares"), for $40.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as amended, the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended, together constitute the "Offer").

                               ---------------

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 1,600,000 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AND (2) THE COMPANY BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE COMPANY HAS OBTAINED SUFFICIENT FINANCING TO ENABLE IT TO CONSUMMATE THE OFFER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE OFFER--
SECTION 5."

                               ---------------

  The Shares are traded on the American Stock Exchange (the "AMEX") under the symbol "TCM." On August 15, 1997, the last reported sales price of the Shares on the AMEX before the announcement of the terms of the Offer was $38 7/8 per Share. On June 30, 1997, the last reported sales price of the Shares on the AMEX before the announcement that the Company intended to make an earlier offer to purchase the Shares, was $27 5/8 per Share. On September 4, 1997, the last reported sales price of the Shares on the AMEX was $39 3/8 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

  UPON TERMINATION OF THE OFFER, THE SHARES WILL LIKELY CEASE TO BE LISTED ON THE AMEX AND THE COMPANY WILL LIKELY CEASE TO BE A REPORTING COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ACCORDINGLY, NO PUBLIC MARKET FOR THE SHARES IS LIKELY TO EXIST AFTER TERMINATION OF THE OFFER. SEE "THE OFFER--SECTION 13." MOREOVER, THE PURCHASE OF SHARES PURSUANT TO THE OFFER WILL BE FOLLOWED BY A MERGER OR REVERSE STOCK SPLIT THAT WILL RESULT IN THE CONVERSION OF SHARES NOT TENDERED INTO THE RIGHT TO RECEIVE $40.25 PER SHARE IN CASH (THE "SECOND--STEP TRANSACTION").

                               ---------------

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED, AFTER GIVING CAREFUL CONSIDERATION TO A NUMBER OF FACTORS, INCLUDING THE WRITTEN OPINION DATED AUGUST 15, 1997 OF THE FINANCIAL ADVISOR OF THE COMPANY, TO THE EFFECT THAT, AND SUBJECT TO THE LIMITATIONS THEREIN, THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S STOCKHOLDERS IN THE OFFER AND THE SECOND-STEP TRANSACTION IS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, THAT THE OFFER DESCRIBED HEREIN IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER. SEE "SPECIAL FACTORS--BACKGROUND OF THE OFFER" AND "SPECIAL FACTORS--OPINION OF FINANCIAL ADVISOR."

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ---------------

                    The Information Agent for the Offer is:

                          BEACON HILL PARTNERS, INC.

                             October 6, 1997

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions set forth in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other documents required by the Letter of Transmittal to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer (the "Depositary"), and either mail or deliver the certificates for the tendered Shares to the Depositary along with the Letter of Transmittal or follow the procedure for book-entry transfer set forth in "The Offer--Section 2"; or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

  A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available (or who cannot follow the procedure for book-entry transfer on a timely basis) or who cannot transmit the Letter of Transmittal and all other required documents to the Depositary before the Expiration Date (as defined in "The Offer--Section 1") should tender such Shares by following the procedure for guaranteed delivery set forth in "The Offer--Section 2."

                               ----------------

  Any questions or requests for assistance may be directed to the Information Agent (as defined herein) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                    ----
INTRODUCTION..............................................................   1
SPECIAL FACTORS...........................................................   2
   Background of the Offer................................................   2
   Purpose of the Offer...................................................   5
   Certain Effects of the Offer...........................................   9
   Potential Conflicts of Interest........................................  10
   Position of the Board of Directors.....................................  10
   Opinion of Financial Advisor...........................................  11
THE OFFER.................................................................  14
    1. Number of Shares; Extension of the Offer...........................  14
    2. Procedure for Tendering Shares.....................................  15
    3. Withdrawal Rights..................................................  16
    4. Acceptance for Payment of Shares and Payment of Purchase Price.....  17
    5. Certain Conditions of the Offer....................................  18
    6. Price Range of Shares; Dividend Policy.............................  19
    7. Background and Purpose of the Offer and the Purchase...............  20
    8. Certain Information Concerning the Company.........................  21
    9. Source and Amount of Funds.........................................  24
   10. Certain Federal Income Tax Considerations..........................  25
   11. Transactions and Arrangements Concerning the Shares................  27
   12. Certain Legal Matters; Regulatory Approvals; Appraisal Rights......  28
   13. Effects of the Offer on the Market for Shares; Registration under the Exchange Act......................................................  30
   14. Extension of Tender Period; Termination; Amendments................  31
   15. Fees and Expenses..................................................  32
   16. Miscellaneous......................................................  33
Schedule IDirectors and Executive Officers of the Company................. S-1
Annex AFairness Opinion of Prudential Securities Incorporated............. A-1

To the Holders of Common Stock of T/SF Communications Corporation:

                                 INTRODUCTION

  The Company is offering to purchase all of the Shares, at the price of $40.25 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

  The Shares are currently listed and traded on the AMEX under the symbol "TCM." If the purchase of Shares is made pursuant to the Offer, the Shares will likely no longer meet the requirements for continued listing on the AMEX and will likely be delisted. The Company will likely also cease to be a reporting company under the Exchange Act. Accordingly, no public market for the Shares is likely to exist after the Offer. See "The Offer--Section 13." Moreover, the purchase of Shares pursuant to the Offer will be followed by the Second-Step Transaction that will result in the conversion of Shares not tendered into the right to receive $40.25 per Share in cash.

  On August 15, 1997, the last reported sales price of the Shares on the AMEX before the announcement of the terms of the Offer was $38 7/8 per Share. On June 30, 1997, the last reported sales price of the Shares on the AMEX before the announcement that the Company intended to make an earlier offer to purchase the Shares, was $27 5/8 per Share. On September 4, 1997, the last reported sales price of the Shares on the AMEX was $39 3/8 per Share. See "The Offer--Section 6." Stockholders are urged to obtain a current market quotation for the Shares.

  In determining whether the Purchase Price to be paid to the Company's stockholders was fair, the Board of Directors of the Company relied in part on an opinion dated August 15, 1997, rendered by Prudential Securities Incorporated ("Prudential Securities") to the effect that, and subject to the limitations therein, the consideration to be received by the stockholders of the Company in the Offer and Second-Step Transaction is fair, from a financial point of view, to such stockholders. The Board of Directors of the Company determined that the Company should make the Offer and that the $40.25 per Share price is fair to the Company's stockholders. See Annex A.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 1,600,000 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AND (2) THE COMPANY BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE COMPANY HAS OBTAINED SUFFICIENT FINANCING TO ENABLE IT TO CONSUMMATE THE OFFER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE OFFER--
SECTION 5."

  As of September 4, 1997, there were 3,331,646 Shares outstanding and 360,500 Shares were reserved for issuance in connection with outstanding stock options. As of September 4, 1997, the Company's directors and executive officers as a group beneficially owned 1,276,768 Shares, or 35.4% of the Shares, which includes 275,500 of the Shares issuable upon exercise of stock options. The Company has been informed by its directors and executive officers that they and their affiliates intend to tender all of the Shares owned by them pursuant to the Offer. The amount of Shares beneficially owned by the Company's directors and executive officers includes 11,973 Shares held by the T/SF Communications Corporation Savings and Retirement Plan (the "T/SF Retirement Plan"). Howard G. Barnett, Jr., the Company's Chairman, President and Chief Executive Officer, has sole voting and dispositive power with respect to Shares held by the T/SF Retirement Plan. Mr. Barnett has indicated that he intends to tender all of such Shares held by the T/SF Retirement Plan pursuant to the Offer.

  The Offer is intended to afford the Company's stockholders liquidity for their Shares by providing an opportunity to sell their Shares at a price which the Company believes is fair and at a premium over recent market prices.

  In connection with the Offer, VS&A-T/SF, Inc., a Delaware corporation ("VS&A-T/SF") which is a wholly owned subsidiary of VS&A Communications Partners II, L.P., a Delaware limited partnership ("VS&A"), intends to purchase from the Company at least 869,565 newly-issued Shares at the Purchase Price (the "Stock Purchase"). The Offer, together with the Stock Purchase, would effect a recapitalization of the Company that would enable VS&A-T/SF to obtain a controlling equity interest in the Company. See "The Offer--Section 7." The Company has been informed by Fir Tree Partners and its affiliates ("Fir Tree"), which together own 14.6% of the outstanding Shares, that Fir Tree does not intend to tender any of its Shares pursuant to the Offer. After giving effect to the repurchase of Shares by the Company pursuant to the Offer (assuming 1,600,000 Shares are tendered and purchased pursuant to the Offer) and the purchase of 869,565 Shares by VS&A-T/SF pursuant to the Stock Purchase, VS&A-T/SF and Fir Tree will own beneficially 33.4% and 18.7% of the outstanding Shares, respectively.

  VS&A-T/SF has agreed, as soon as practicable following consummation of the Offer, to cause the Company to consummate the Second-Step Transaction, pursuant to which each then outstanding Share (other than Shares owned by VS&A-T/SF, Fir Tree and, possibly, Shares held by stockholders who perfect appraisal rights) would be converted into the right to receive the Purchase Price for each such Share. It is anticipated that, upon consummation of the Offer and the Second-Step Transaction, all of the Shares will be held by VS&A-T/SF and Fir Tree. In addition, it is anticipated that, if consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, would result in: (i) the delisting of the Shares on the AMEX, (ii) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (iii) a change in the composition of the present board of directors and executive officers of the Company, and (iv) a change in the capitalization of the Company.

  Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all fees and expenses of Beacon Hill Partners, Inc. (the "Information Agent") and ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), in connection with the Offer. See "The Offer--Section 15."

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

  On September 25, 1996, the Board of Directors of the Company engaged in a lengthy discussion regarding each of the Company's operating subsidiaries and the possibility of selling or otherwise disposing of one or more subsidiaries. At this meeting, the Board authorized management of the Company to engage an investment banker to assist the Company in investigating strategic alternatives with respect to Transportation Information Services, Inc. ("TISI"), the Company's largest subsidiary (from a profitability standpoint), including a possible sale of TISI.

  On November 22, 1996, the Company entered into an agreement with Prudential Securities (as later modified, the "Engagement Letter") providing for Prudential Securities to act as financial advisor to the Company in investigating strategic alternatives with respect to TISI. A public announcement of this action was made on the same date. The motivation for this action was to enhance stockholder value and liquidity through an appropriate transaction with respect to TISI.

  Formal sales literature describing TISI was prepared and disseminated to numerous parties which the Company and Prudential Securities believed to be likely buyers for TISI, including VS&A. Early in this process, certain entities which had been approached as potential buyers for TISI indicated an interest in participating in discussions with respect to a transaction relating to the Company as a whole. At a meeting of the Board of Directors on January 16, 1997, the Board reviewed the status of the proposed sale of TISI and considered the possibility of pursuing an alternative transaction involving the Company as a whole. At this meeting, the Board decided to continue the TISI sale process and defer any discussion regarding a transaction with a Company as a whole until it was determined whether a sale or other transaction involving TISI was viable.

  In March and April 1997, formal bids were received from approximately 10 potential buyers and discussions were held with those bidders which the Company, with the assistance of Prudential Securities, determined to have presented the best offers.

  During this process it became evident that there was no credible offer for TISI which both gave fair value for TISI and could be structured in a tax efficient way for the direct benefit of the stockholders of the Company.

  However, during these discussions several of the other bidders expressed an interest in pursuing a transaction by which they would buy the Company as a whole. At a meeting of the Board of Directors on March 19, 1997, management was authorized to explore with such other bidders the possibility of a sale of the Company as a whole. The Engagement Letter was appropriately modified such that Prudential Securities was engaged to pursue discussions regarding such a transaction. After exploring various inquiries, by the end of May 1997, those discussions were focused on one potential buyer which was not VS&A (the "Other Offeror"). Discussions over a two or three week period in late May and early June 1997 between management of the Company and the Other Offeror resulted in certain alternative proposals from the Other Offeror.

  At a meeting of the Board of Directors on June 17, 1997, these alternative proposals were presented. The Other Offeror's proposals had several components:

    (i) To ensure the Other Offeror's desired accounting treatment, the Other Offeror required that members of the Board of Directors, officers of the Company and/or certain of their affiliates (collectively, "Insiders"), commit to retain between 65,000 and 90,000 Shares (the "Retained Common Equity); i.e. the Other Offeror would acquire for cash all Shares of the Company other than the Retained Common Equity. The Insiders owned approximately 1,500,000 Shares and were thus being asked to retain 4% to 6% of their Shares.

    (ii) The amount of cash the Other Offeror would pay for the Shares to be purchased for cash was fixed at $133,076,000. Thus, in effect, the Shares owned by non-Insiders would receive $37.75 in cash and Insiders, on average, would receive $36.08 in cash and $1.67 in value (at $37.75) of Retained Common Equity for each of the 1,500,000 Shares owned by Insiders.

    (iii) As an alternative, the Other Offeror offered the Insiders the ability to exchange an additional number of Shares for $9,241,500 in face amount of 9% Preferred Stock (the "Preferred Stock"), redeemable 10 years after issue. All other terms of the offer, as described in clauses (i) and
  (ii) above, remained the same. Prudential Securities advised the Company that the Preferred Stock was worth materially less than its face amount. If the Insiders had agreed to accept the Preferred Stock, as well as the Retained Common Equity, as would have been required for this proposal, the effect would have been to increase the cash price per Share to be received by the non-Insider stockholders and to reduce the cash to be received by the Insiders. By canvassing the Insiders, it was determined that none would accept any of the Preferred Stock and, thus, this proposal of the Other Offeror was determined not to be viable.

As a result of the above analysis, the Board of Directors determined that the best viable proposal from the Other Offeror was as described in clause (ii) above.

  Also at the June 17, 1997, meeting, the senior officers of the Company, including Howard G. Barnett, Jr., Chairman, President and Chief Executive Officer, Robert E. Craine, Jr., Executive Vice President, J. Gary Mourton, Senior Vice President-Finance and Chief Financial Officer, and Stuart P. Honeybone, Vice President, on their own behalf and on behalf of other employees of the Company owning stock options (the "Management Group") proposed an alternative transaction, as follows:

    (i) The Management Group and, if agreements could be reached, holders of up to an additional approximately 600,000 Shares, plus holders of all outstanding stock options, would agree, in effect, to acquire control of the Company.

    (ii) This transaction would take the form of the Company borrowing approximately $75,000,000 and making a self-tender offer for, in effect, all other Shares of the Company at $37.00 in cash per share.

  The Insiders who were present at the meeting and who were not part of the Management Group, acting in their individual capacities as stockholders, indicated that they would prefer $37.00 in cash over the terms of any of the proposals from the Other Offeror. Accordingly, based on this input and the fact that the Other Offeror had not conducted its due diligence (which was essentially unnecessary for the transaction proposed by the Management Group) and, therefore, there was greater uncertainty with the proposal of the Other Offeror, the Board of Directors directed the Management Group to formalize its proposal (including receiving firm agreements from the necessary stockholders and indications of the feasibility of financing) within two weeks.

  The Management Group proceeded to negotiate agreements with Fir Tree (which had previously indicated an interest in participating in a leveraged recapitalization of the Company) and discuss financing options with Prudential Securities, Fir Tree and others. As a result, at a meeting of the Board of Directors on June 30, 1997, the Board approved two agreements with Fir Tree (which owns 487,506 Shares):

    (i) A Preferred Stock Purchase Agreement pursuant to which (a) Fir Tree would, at closing of all of the contemplated transactions, purchase newly issued Shares of Preferred Stock of the Company for $5,550,000 in cash, which Preferred Stock was to be convertible into Shares at a conversion price of $37.00 per Share, and (b) Fir Tree and the Management Group would arrange financing for the Company to effect a self-tender offer for, in effect, all Shares not owned by Fir Tree and the Management Group, at $37.00 in cash per Share; and

    (ii) A Stockholders Agreement, among Fir Tree and certain Insiders (including the members of the Management Group) which would, among other things, provide for the governance of the Company after completion of the self-tender offer and the purchase of Preferred Stock by Fir Tree and establish certain rights of the parties with respect to Shares owned by them (the Preferred Stock Purchase Agreement and the Stockholders Agreement are referred to together as the "Fir Tree Agreements").

  Prudential Securities indicated that, subject to due diligence, it would be interested in pursuing a financing transaction for the self-tender offer. Accordingly, the Board of Directors of the Company authorized the self-tender offer (subject to receipt of a fairness opinion from Prudential Securities) and the Company's entering into the Fir Tree Agreements. The Fir Tree Agreements were signed and a public announcement of the Fir Tree Agreements and the proposed self-tender offer was made on July 1, 1997.

  A few days after such announcement, the Other Offeror contacted the Company and offered to adjust its last proposal by monetizing the Preferred Stock. The effect of this adjustment was that the Other Offeror was offering, subject to due diligence, $40.18 per Share in cash for each non-Insider owned Share and, on average, $38.51 in cash and $1.67 in value (at $40.18 per Share) of Retained Common Equity for each Share owned by Insiders. Based on this, on July 15, 1997, the Company announced that a third party had made an offer, subject to due diligence, which, if confirmed, would result in a higher price to stockholders than the Company's self-tender offer and that the Company would conduct negotiations with this party to try to effect a favorable transaction. Because of the Company's uncertainty about this offer by the Other Offeror, the value of this offer was not publicly disclosed.

  About the time of such announcement, VS&A contacted the Company and indicated an interest in pursuing a transaction with the Company. For the next several weeks the Company conducted due diligence meetings and negotiations with both the Other Offeror and VS&A. During the week of August 11, 1997, it became clear that VS&A, partially as a result of its apparent ability to reach an agreement with Fir Tree to participate in its proposal, was offering a more certain and slightly higher priced transaction than the Other Offeror (whose deal structure was unchanged from that described above).

  Accordingly, at a meeting on August 13, 1997, the Board of Directors of the Company authorized an agreement with VS&A. The Fir Tree Agreements were terminated by the Company, pursuant to the terms thereof, as of August 13, 1997. On August 15, 1997, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement"), with VS&A and VS&A-T/SF, providing for the Offer and the Stock Purchase, as described in this Offer to Purchase. The Purchase Agreement is more completely described below.

PURPOSE OF THE OFFER

  The purpose of the Offer is to provide the Company's stockholders with liquidity for their Shares by enabling them to sell their Shares at a fair price and at a premium over recent market prices and to enable VS&A-T/SF to obtain a controlling equity interest in the Company. Management believes that, even as a public stock, primarily because of the large percentage of Shares held in a few large blocks, there is a very limited market for the Shares, especially for the sale of large blocks of Shares. The limited supply of Shares traded in the public market provides little opportunity for a stockholder to realize the true value of such stockholder's investment in the Company. The Offer is intended to afford stockholders the opportunity to sell their Shares in light of the current relative illiquidity and lack of public float of the Shares. In addition, since going public in 1989, the Company has not paid any cash or other dividends and does not expect to pay any dividends in the foreseeable future. Following consummation of the Offer, the Shares will likely be delisted from the AMEX and registration of the Shares will likely be terminated under the Exchange Act.

  In connection with the Offer, the Company has entered into the Purchase Agreement, which provides, among other things, for the following:

    The Offer. The Company will commence the Offer. The obligation of the Company to accept for payment and to pay for any Shares tendered prior to the expiration of the Offer is subject to (i) the condition that there shall be validly tendered and not withdrawn prior to the expiration of the Offer at least 1,600,000 Shares (the "Minimum Condition"), (ii) there being available to the Company the funds required to consummate the purchase of the Shares in the Offer from the proceeds of the Stock Purchase and not less than $100,000,000 of debt financing (the "Debt Financing") received from lenders, and (iii) certain other conditions. See "The Offer--Section 5." The Company has agreed not to amend, modify or waive the terms and conditions of the Offer unless requested by VS&A or VS&A-T/SF. The Company will not be required to amend or waive the Minimum Condition, decrease the Purchase Price or the number of Shares sought, or amend any other condition of the Offer in any manner adverse to the holders of the Shares. If on the initial scheduled expiration date of the Offer, all conditions to the Offer have not been satisfied or waived, the Company may, at its discretion, and will, if requested by VS&A or VS&A-T/SF, extend the expiration date of the Offer; provided, that any extension beyond 10 business days requires the approval of both the Company and VS&A.

    The Stock Purchase. The Company has agreed to sell to VS&A-T/SF at least 869,565 Shares at a price per share equal to the Purchase Price. The consummation of the Stock Purchase will take place simultaneously with the closing of the Offer. The respective obligation of each party to effect the Stock Purchase is subject to the satisfaction of various conditions, including, among others, (i) that the conditions to the Offer have been satisfied and the Offer has been consummated, (ii) no law, statute, rule, order, decree or regulation shall have been enacted by any governmental entity of competent jurisdiction which declares the Purchase Agreement invalid or unenforceable in any material respect or which prohibits consummation of the Offer or the Stock Purchase, (iii) all governmental consents required for the consummation of the Offer and the Stock Purchase and the other transactions contemplated thereby shall have been obtained, and (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated.

    The obligations of VS&A and VS&A-T/SF to consummate the Stock Purchase are further subject to the fulfillment of various conditions, including, among others, (i) the accuracy of all of the representations and warranties of the Company set forth in the Purchase Agreement, (ii) performance and compliance by the Company with all of its covenants contained in the Purchase Agreement, and (iii) there occurring no material adverse change in the financial condition, business, results of operations or prospects of the Company and its subsidiaries. The obligations of the Company to consummate the Stock Purchase are further subject to the fulfillment of various conditions, including, among others, the accuracy of all of the representations and warranties of VS&A and VS&A-T/SF set forth in the Purchase Agreement, and the performance and compliance by VS&A and VS&A-T/SF with all of their covenants contained in the Purchase Agreement. An election by the Company not to consummate the Stock Purchase because of the failure of any such conditions could result in the Offer being terminated.

    Company Plans. After the closing date of the Offer, the holder of each outstanding employee stock option to purchase Shares (a "Company Option") granted under the Company's 1994 Incentive Stock Plan or the Company's Incentive Stock Option Plan (collectively, the "Option Plans") will have the right to receive an amount equal to (i) the product of the number of Shares which are issuable upon exercise of such Company Option, multiplied by the Purchase Price, less (ii) the aggregate exercise price of such Company Option. The Option Plans will terminate as of the closing date of the Offer.

    Use of Proceeds. The Company has agreed to use the proceeds received by the Company from the Stock Purchase and the Debt Financing to satisfy its obligations to pay for all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date of the Offer and to make the payments in respect of the Company Options and, if there remain any proceeds after such obligations are fully satisfied, for general corporate purposes.

    Board of Directors. On the closing date of the Offer, VS&A or VS&A-T/SF will be entitled to designate for appointment or election each of the members of the Board of Directors of the Company. The Company has agreed to obtain the resignation of each member of the Board of Directors immediately prior to the closing of the Offer.

    Second-Step Transaction. As soon as practicable after the closing date of the Offer, VS&A-T/SF has agreed to cause the Company to effect a merger or reverse stock split, pursuant to which each Share not tendered in the Offer (other than Shares owned by VS&A-T/SF, Fir Tree and, possibly, Shares held by stockholders who perfect appraisal rights) will be converted into the right to receive an amount equal to the Purchase Price, payable to the holder, without interest, upon surrender of the certificate formerly representing that Share.

    Representations and Warranties and Covenants. The Purchase Agreement contains various representations and warranties of the parties thereto, including, among others, representations by the Company that (i) all of the outstanding Shares of the Company's capital stock are, and all shares which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, (ii) the shares to be issued pursuant to the Stock Purchase will be, when issued in accordance with the Purchase Agreement, duly authorized, validly issued, fully paid and non-assessable, and (iii) all of the outstanding shares of capital stock of each of the Company's subsidiaries are beneficially owned by either the Company or one of its subsidiaries free and clear of all liens, charges, claims or encumbrances. The Purchase Agreement also contains certain other representations and warranties relating to the Company's organization, employee benefit plans, tax matters, SEC filings, financial statements, litigation, title to properties, intellectual property, environmental compliance and material contracts. The Company has agreed that prior to the consummation of the Offer, the businesses of the Company and its subsidiaries will be conducted in the ordinary course and each shall use reasonable efforts to maintain its existing business relationships. Specifically, the Company has agreed that it will not, among other things, without the consent of VS&A, (i) amend its certificate of incorporation or by-laws, (ii) sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its subsidiaries beneficially owned by it, (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of its subsidiaries, (iv) declare or pay any dividend or distribution or issue any additional Shares or securities convertible into Shares or shares of capital stock of its subsidiaries, other than Shares reserved for issuance pursuant to the exercise of Company Options, (v) transfer, sell or encumber any material assets other than in the ordinary course of business, or incur any material indebtedness other than in the ordinary course of business, (vi) modify or terminate any of its material contracts, except in the ordinary course of business, or (vii) enter into an agreement to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

    In addition, except to the extent required by the fiduciary duties of the Board of Directors, the Company has agreed to refrain from (i) soliciting, initiating or encouraging any discussions or negotiations with, or providing any information to, any person concerning any merger, sale of material assets, sale of shares of capital stock or similar transaction involving the Company, or (ii) entering into any agreements with respect to the foregoing.

    Each party to the Purchase Agreement has agreed to use its best efforts to do or cause to be done all things necessary or advisable to consummate the transactions contemplated by the Purchase Agreement in accordance with all applicable laws.

    Indemnification and Insurance. The Purchase Agreement provides that, for a period of five years following the closing date of the Offer, VS&A will cause the Company to retain all provisions of the Company's certificate of incorporation as in effect on the date of the Purchase Agreement respecting the limitation of liabilities of directors and officers of the Company and will indemnify each present and former officer and director of the Company and its subsidiaries, and persons who become any of the foregoing prior to the closing date of the Offer, against all losses or liability arising out of actions occurring at or prior to the closing date of the Offer to the full extent permitted under Delaware law, subject to the terms of the Company's certificate of incorporation or by-laws, as in effect on the date of the Purchase Agreement.

    Section 145 of the Delaware General Corporation Law (the "DGCL") permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. Section 145 provides that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorneys' fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. Section 145 provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses, despite the adjudication of liability, as the court deems proper.

    The Purchase Agreement also provides that VS&A shall, or shall cause the Company to, maintain the Company's existing officers' and directors' liability insurance for a period of not less than three years after the closing date of the Offer; provided, that VS&A may substitute therefor policies of substantially equivalent coverage and amounts. If the existing insurance expires or is cancelled during such period, VS&A will use reasonable efforts to obtain substantially similar insurance coverage, provided, that in no event will the Company be required to pay aggregate premiums for insurance in excess of 110% of the aggregate premiums paid by the Company in 1996.

    Termination; Amendment; Expenses. The Purchase Agreement provides that it may be terminated prior to the closing of the Offer: (i) by mutual consent of VS&A and the Company; (ii) by either the Company or VS&A if (a) any governmental entity shall have issued an order or taken any other action which permanently restrains or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Second-Step Transaction, or prohibits the Stock Purchase or the Second-Step Transaction and such order or other action shall have become final and non-appealable, (b) the Minimum Condition is not satisfied, or (c) the Offer shall not have been consummated before October 31, 1997; (iii) by the Company if (a) the Board of Directors of the Company shall have withdrawn or modified its approval of the Purchase Agreement and the transactions contemplated thereby by reason of the receipt of a proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, or any division or operating or principal business unit of the Company (an "Acquisition Proposal") and such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Board of Directors determines in good faith, based on advice of its financial advisors, represents a superior transaction to the Offer and is reasonably capable of being consummated, and in the opinion of the Board of Directors of the Company, only after receipt of written advice from independent legal counsel to the Company, the failure to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law (a "Superior Proposal") or the Board shall have recommended or approved such Superior Proposal and in any such case the Company has complied with all notice provisions of the Purchase Agreement and made simultaneous payment of a termination fee, as described below, or (b) VS&A or VS&A-T/SF shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements, which cannot be cured within 30 days; and (iv) by VS&A if (a) the Company shall have failed to commence the Offer within 15 business days following the date of the initial public announcement of the Offer, (b) the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements, which cannot be cured within 30 days, or (c) the Company is entitled to terminate the Offer as a result of its Board of Directors having withdrawn or modified its approval of the Purchase Agreement and the transactions contemplated thereby by reason of the receipt of another Superior Proposal or the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Purchase Agreement. The Purchase Agreement may also be amended, modified or supplemented in any respect by written agreement of the parties thereto.

    In addition, the Purchase Agreement provides that, under certain circumstances, VS&A will be entitled to a termination fee of $5,000,000 plus an amount equal to $1,000,000 to reimburse VS&A for its costs and expenses in connection with the Offer. Such termination fee and reimbursement amounts become payable to VS&A if the Purchase Agreement is terminated because (i) the Company has terminated the Purchase Agreement by reason of the receipt of another Superior Proposal or the Board shall have recommended or approved such Superior Proposal, (ii) VS&A has terminated the Purchase Agreement because the Company was entitled to terminate the Offer as a result of its Board of Directors having withdrawn or modified its approval of the Purchase Agreement and the transactions contemplated thereby by reason of the receipt of another Superior Proposal or the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Purchase Agreement, or (iii) the Company or VS&A has terminated the Purchase Agreement because the Minimum Condition has not been satisfied and (a) prior to the termination of the Purchase Agreement, an Acquisition Proposal at a price and on terms at least as favorable to the stockholders of the Company as the Offer shall have been made, and (b) within one year of such termination the Company consummates such Acquisition Proposal or within six months of such termination the Company enters into an agreement for a different Acquisition Proposal which is consummated within one year of such termination, in either case at a price and on terms at least as favorable to the stockholders of the Company as the Offer. No termination fee or expense reimbursement is payable if VS&A or VS&A-T/SF was in material breach of its representations, warranties or obligations under the Purchase Agreement at the time of its termination.

    The effect of such provisions of the Purchase Agreement is to allow the Company to pursue an Acquisition Proposal only in the event such proposal would provide greater than $6,000,000 in value above the Offer.

  Concurrently with the execution of the Purchase Agreement certain stockholders of the Company have entered into separate Stockholder Agreements with VS&A and VS&A-T/SF (collectively, the "Stockholder Agreements"). Pursuant to their respective Stockholder Agreements, each of such stockholders has agreed, among other things, to: (i) tender all Shares owned by such person pursuant to the Offer, (ii) vote such Shares against any Acquisition Proposal and any action which would impede the transactions contemplated by the Stockholder Agreements or the Purchase Agreement, provided, that, in either such case, such person will not be required to take such action to the extent that the taking of such action would violate a fiduciary duty owed by such person in any capacity, (iii) cease all participation in activities with respect to any Acquisition Proposal, except to the extent the Company is permitted to participate in such activities pursuant to the Purchase Agreement, (iv) not transfer any Shares owned by such person, and (v) pay certain amounts to VS&A upon certain dispositions of such Shares by such person in the event the Offer is not consummated. Stockholders who have entered into the Stockholder Agreements own, in the aggregate, 1,121,472 Shares, or 33.7% of the Shares outstanding.

  The foregoing summaries of the Purchase Agreement and the Stockholder Agreements are qualified in their entirety by reference to the complete text of such agreements, copies of which are attached to the Company's issuer tender offer statement on Schedule 13E-4, and which may be obtained from the SEC in the same manner as set forth in "The Offer--Section 8."

CERTAIN EFFECTS OF THE OFFER

  If consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, would result in: (i) the delisting of the Shares on the AMEX,
(ii) the Shares becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act, (iii) a change in the composition of the present board of directors and executive officers of the Company, and (iv) a change in the capitalization of the Company.

  The trading of the Shares is currently reported on the AMEX. Following the Offer, the Shares will likely be delisted from the AMEX and deregistered under the Exchange Act. As of September 4, 1997, there were 1,611,472 Shares publicly held (for purposes of the AMEX) and 273 holders of record of the outstanding Shares. If the purchase of Shares is made pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the AMEX. Pursuant to the AMEX's published guidelines, shares of common stock are not eligible to be included for listing if, among other things, the number of shares publicly held falls below 250,000, the number of record and beneficial holders of shares falls below 300 or the aggregate market value of such publicly held shares is less than $1,000,000. Shares held directly or indirectly by an officer or director of the issuer or by any beneficial owner of more than 5% of the shares of the issuer will ordinarily not be considered as being publicly held for this purpose. In the event the Shares were no longer listed on the AMEX, price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the termination of registration under the Exchange Act as described below and other factors.

  The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the tender and purchase of the Shares pursuant to the Offer, the Shares will no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. In such event, Shares could no longer be used as collateral for margin loans made by brokers.

  The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act will be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares.

  The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's officers, directors and ten-percent stockholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and stockholders realized through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the AMEX.

  Except as disclosed in this section and elsewhere in this Offer to Purchase, the Company has no other present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any change in the present Board of Directors of the Company or management of the Company, including any plan or proposal to change the number or term of the directors, to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer, (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company, (v) any other material change in the Company's corporate structure or business, or (vi) any change in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person.

POTENTIAL CONFLICTS OF INTEREST

  Stockholders should be aware in considering their decision to participate in the Offer that each of the members of the Board of Directors has, to some degree, interests which may present such directors with an actual or potential conflict of interest in connection with the Offer. As of September 4, 1997, the directors and executive officers as a group beneficially owned 1,276,768 Shares, or 35.4% of the Shares, which includes Shares issuable upon exercise of stock options. The Company has been informed by its directors and executive officers that they and their affiliates intend to tender all of the Shares owned by them pursuant to the Offer. Certain of the directors and officers have agreed to do so pursuant to the Stockholder Agreements, as discussed above. In addition, on the closing date of the Offer, the Company will enter into consulting agreements with (i) Howard G. Barnett, Jr., Chairman, President and Chief Executive Officer of the Company, for a period of one year, extendable at the election of the Company for an additional year, at a rate equal to his current base salary, (ii) Robert E. Craine, Jr., Executive Vice President of the Company, for a period of 90 days at a rate equal to his current base salary, and (iii) J. Gary Mourton, Senior Vice President-Finance and Chief Financial Officer of the Company, for a period of one year, the first six months at a rate equal to his current base salary and the second six months at a rate equal to one-half of his current base salary. Messrs. Craine, Mourton and Stuart P. Honeybone, Vice President of the Company, also are parties to a special bonus plan which, upon consummation of the Offer, enable them to share, pro rata with their respective salaries, a bonus pool equal to $1,637,500. Messrs. Barnett, Craine, Mourton and Honeybone are each entitled to participate in a severance plan whereby each person will be paid one year's salary for every 10 years of service with the Company, plus an amount equal to all bonus and overtime wages paid for 1996.

POSITION OF THE BOARD OF DIRECTORS

  Over the past several months, in the pursuit of a possible sale of the Company, the Offer and the transactions contemplated under the Purchase Agreement were the most certain and highest valued transactions proposed to the Board of Directors of the Company. See "Special Factors--Background of the Offer." The Board of Directors, based on the recommendation of its advisors and after considering the purposes and effects of the Offer and other factors, has concluded that the Offer is fair to, and in the best interest of, the stockholders of the Company and has approved the making of the Offer. The Board of Directors considered that the Offer is being made available to all stockholders on the same basis and each such stockholder may choose whether or not to tender any Shares pursuant to the Offer. In approving making the Offer and determining that the Offer is fair to, and in the best interest of, the stockholders of the Company, the Board of Directors consulted with its legal and financial advisors as well as the Company's management and considered numerous factors, including but not limited to (i) the businesses, operations, capital structure, earnings, properties and prospects of the Company and its subsidiaries, as well as the risks associated therewith, (ii) the fact that the Offer will provide stockholders with an opportunity to receive a fair price for their tendered Shares, (iii) recent market prices for the Shares as well as market prices for the past several years, and (iv) the written opinion of Prudential Securities dated August 15, 1997, that, based upon the matters described therein, as of the date of such opinion, the consideration to be received by the stockholders in the Offer and the Second-Step Transaction is fair, from a financial point of view, to the stockholders of the Company. In light of the number and variety of factors that the Board of Directors considered in connection with its evaluation of the Offer, it did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED, AFTER GIVING CAREFUL CONSIDERATION TO A NUMBER FACTORS, INCLUDING THE WRITTEN OPINION DATED AUGUST 15, 1997 OF THE FINANCIAL ADVISOR OF THE COMPANY, TO THE EFFECT THAT, AND SUBJECT TO THE LIMITATIONS THEREIN, THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S STOCKHOLDERS IN THE OFFER AND THE SECOND-STEP TRANSACTION IS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, THAT THE OFFER DESCRIBED HEREIN IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

OPINION OF FINANCIAL ADVISOR

  Pursuant to the Engagement Letter, the Board of Directors of the Company retained Prudential Securities to act as its financial advisor and to render its opinion to the Company's Board of Directors as to the fairness of the consideration to be received by the stockholders of the Company pursuant to the Offer, from a financial point of view, to the stockholders of the Company. See "Special Factors--Background of the Offer."

  On August 13, 1997, Prudential Securities advised the Board of Directors of the Company that, as of such date and assuming that definitive agreements would be executed that reflect the terms of the Offer as described by the Company's senior management to the Board of Directors and that such agreements would provide for a subsequent transaction in which stockholders who did not tender their Shares in the Offer would ultimately receive the same consideration that was paid pursuant to the Offer, Prudential Securities was of the view that the consideration to be received by the stockholders in the Offer and the Second-Step Transaction was fair, from a financial point of view, to the Company's stockholders. The Purchase Agreement, reflecting such terms, was executed on August 15, 1997. Prudential Securities confirmed its advice by a written opinion dated August 15, 1997, which has not been withdrawn as of the date hereof, to the effect that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Second-Step Transaction is fair from a financial point of view to the Company's stockholders (the "Opinion").

  THE SUMMARY OF THE OPINION SET FORTH IN THIS OFFER TO PURCHASE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE. THE COMPANY'S STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY IN ITS ENTIRETY IN CONJUNCTION WITH THIS OFFER TO PURCHASE FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY PRUDENTIAL SECURITIES. THE OPINION ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF THE COMPANY PURSUANT TO THE OFFER AND THE SECOND-STEP TRANSACTION FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO THE STOCKHOLDERS OF THE COMPANY AS TO WHETHER SUCH STOCKHOLDERS SHOULD TENDER THEIR SHARES IN THE OFFER.

  As set forth in the Opinion, Prudential Securities met with members of the senior management of the Company to discuss the prospects for the businesses of the Company and its subsidiaries. In connection with Prudential Securities' review and analysis and in arriving at the Opinion, Prudential Securities relied upon the accuracy and completeness of the financial and other information provided to it by the Company and did not undertake any independent verification of such information or undertake an independent appraisal of the assets or liabilities of the Company. With respect to the financial forecasts provided to Prudential Securities by the Company, Prudential Securities assumed that such forecasts (and assumptions and bases therefor) had been reasonably prepared and represented management's best currently available estimates as to the future financial performance of the Company. Further, the Opinion is necessarily based on economic, financial and market conditions as they existed and could be evaluated as of the date of the Opinion.

  In connection with its engagement and the preparation of the Opinion, Prudential Securities was not authorized by the Company or its Board of Directors to solicit, nor has Prudential Securities solicited, indications of interest from third parties for the acquisition of the Company. However, Prudential Securities had been retained to assist in soliciting indications of interest from third parties for a sale transaction involving TISI. No other restrictions were imposed by the Company's Board of Directors upon Prudential Securities with respect to the investigations made or procedures followed by Prudential Securities in rendering the Opinion. The Opinion does not address nor should it be construed to address the relative merits of the Offer and the Second-Step Transaction with any alternative business strategy that may be available to the Company.


  In conducting its analysis and arriving at the Opinion, Prudential Securities reviewed such materials and considered such financial and other factors as it deemed relevant under the circumstances, including: (i) a draft dated August 14, 1997, of the Purchase Agreement, (ii) a draft dated August 15, 1997, of the Stockholder Agreements, (iii) certain publicly available historical financial and operating data concerning the Company, including the Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 1996, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, (iv) certain information of the Company, including financial forecasts relating to the businesses, earnings, cash flow, assets and prospects of the Company and its subsidiaries prepared by the management of the Company and its subsidiaries, (v) publicly available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed relatively comparable to the Company or otherwise relevant to its inquiry, (vi) the financial terms of certain recent transactions Prudential Securities deemed relevant to its inquiry,
(vii) the commitments for the financing of the Offer arranged by VS&A with First Union National Bank, (viii) the historical market prices and trading volumes of the Shares, and (ix) such other financial studies, analyses and investigations that Prudential Securities deemed appropriate.

  In arriving at the Opinion, Prudential Securities performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses presented to the Company's Board of Directors at the August 13, 1997, meeting does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstance and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analysis must be considered as a whole and that selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by Prudential Securities to the Company's Board of Directors on August 13, 1997.

  Comparable Company Analysis. A comparable company analysis was employed by Prudential Securities to establish implied ranges for the per share valuation for the Company's Shares. Prudential Securities analyzed publicly-available historical and projected financial results, including multiples of current stock price to latest twelve months ("LTM") earning per share ("LTM EPS"), projected calendar year 1997 earnings per share ("1997 EPS") and projected calendar year 1998 earnings per share ("1998 EPS"), aggregate value (defined as current stock price multiplied by the number of shares outstanding plus net indebtedness) to LTM EBITDA (earnings before interest, taxes, depreciation and amortization) and LTM revenues of certain companies considered by Prudential Securities to be reasonably comparable to the Company. The companies analyzed included: American Business Information, Inc., Ceridian Corp., Equifax Inc., M/A/R/C Inc., Ovid Technologies, Inc., Primark Corp., and Sabre Group Holdings (the "Comparable Companies"). All of the trading multiples of the Comparable Companies were based on closing stock prices on August 7, 1997 (the "August 7th Closing Price"), and all of the earnings per share estimates were published by First Call, an on-line data service available to subscribers which compiles estimates developed by research analysts. The estimates published by First Call were not prepared in connection with the Offer or at the request of Prudential Securities.

  The Comparable Companies were found to have an August 7th Closing Price estimated to be within a range of 17.8x to 28.4x LTM EPS, 16.1x to 26.2x 1997 EPS and 13.6x to 20.3x 1998 EPS, and an aggregate value estimated to be within a range of 7.3x to 18.0x LTM EBITDA and 1.2x to 5.0x LTM revenues. Applying such multiples to the Company's LTM EPS, 1997 EPS, 1998 EPS, LTM EBITDA and LTM revenues resulted in an implied range for the per share valuation for the Company's Shares of $29.05 to $61.87 per Share. The Offer value per Share to the Company's stockholders is within the range for the Offer value per share implied by Prudential Securities' comparable company analysis.

  None of the companies utilized in the above analysis for comparative purposes is, of course, identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading value of the Comparable Companies as well as that of the Company.

  Comparable Transactions Analysis. Prudential Securities also analyzed the consideration paid in several recent merger and acquisition transactions deemed by Prudential Securities to be reasonably similar to the Offer and the Second-Step Transaction, and considered the multiple of the transaction value (defined as the purchase price paid for the acquired entity) to the acquired entity's LTM net income and aggregate transaction value (defined as the transaction value plus the acquired entity's net indebtedness) and to the acquired entity's LTM EBITDA and revenues. The transactions considered were the combinations of: (i) American List Corporation and Snyder Communications, Inc., (ii) TRW's Information and Services Unit and Experian Corp., (iii) Blenheim plc and United News & Media plc, (iv) The MEDSTAT Group, Inc. and The Thomson Corp., (v) MDL Info. Systems, Inc. and Reed Elsevier plc, and (vi) Triad Systems and Hicks Muse/Cooperative Computing Inc. (the "Comparable Transactions"). The Comparable Transactions were found to imply for the acquired entity a transaction value within a range of 23.3x to 44.2x LTM net income, an aggregate transaction value within a range of 10.5x to 19.8x LTM EBITDA and 1.4x to 5.8x LTM revenues. Applying such multiples to the Company's LTM net income, LTM EBITDA and LTM revenues resulted in an implied range for the per share valuation for the Company's Shares of $31.81 to $80.65 per share. The Offer value per Share to the Company's stockholders is within the range for the Offer value per share implied by Prudential Securities' comparable transaction analysis.

  None of the acquired entities utilized in the above analysis for comparative purposes is, of course, identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired entities and other factors that could affect the consideration paid for each of the acquired entities as well as that of the Company.

  Discounted Cash Flow Analysis. A discounted cash flow analysis was employed by Prudential Securities to establish an implied per share valuation for the Company's Shares. Prudential Securities calculated the net present value of the Company's projected four year stream of unlevered free cash flows and projected fiscal year 2001 terminal values, which, in turn, were based on a range of multiples of the Company's projected fiscal year 2001 EBITDA. The Company provided the financial projections that Prudential Securities utilized in this analysis. Prudential Securities applied discount rates ranging from 18.5% to 20.0% and multiples of fiscal year 2001 EBITDA ranging from 9.0x to 12.0x, resulting in an implied per share valuation of the Company's Shares of $39.02 to $52.40. The Offer value per Share to the Company's stockholders is within the range for the Offer value per share implied by Prudential Securities' discounted cash flow analysis.

  Projected financial and other information concerning the Company are not necessarily indicative of future results. All projected financial information is subject to numerous contingencies, many of which are beyond the control of management of the Company.

  Stock Trading History. Prudential Securities also analyzed the history of the trading prices and volume for the Company's Shares. Prudential Securities observed that between July 1, 1996, and June 30, 1997, the day prior to the announcement of the Company's intention to commence a self-tender offer for the Shares of the

Company, the Shares traded in the range of $18.13 and $28.25 a share. Additionally, Prudential Securities noted the Offer value per Share of $40.25 represents a premium paid of 49.1% over the Shares closing price on June 23, 1997 (one week prior to the announcement of the Company's intention to commence a self-tender offer).

  The Company selected Prudential Securities as its financial advisor because it is a nationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes and has substantial experience in transactions similar to the Offer. The Engagement Letter with Prudential Securities provides that the Company will pay Prudential Securities an advisory fee equal to: (a) $250,000 due upon the signing of the Purchase Agreement, and (b) an additional fee, which will be reduced by any amounts paid under the preceding clause (a), equal to: (i) 1.0% of the consideration received by the Company's stockholders upon consummation of the Offer on the first $37.00 per share of the consideration received (adjusted to reflect any stock splits, stock dividends or extraordinary stock dividends or distributions), plus (ii) 3.0% of the amount by which the consideration, on a per share basis, exceeds $37.00. In addition, the Engagement Letter with Prudential Securities provides that the Company will reimburse Prudential Securities for its out-of-pocket expenses and will indemnify Prudential Securities and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement. Mark A. Leavitt, a Managing Director of Prudential Securities, has been a member of the Board of Directors of the Company since 1989.

                                   THE OFFER

1. NUMBER OF SHARES; EXTENSION OF THE OFFER

  Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and will thereby purchase) all of its outstanding Shares or such lesser number of Shares, but not less than 1,600,000 Shares, as are properly tendered (and not withdrawn in accordance with "The Offer--Section 3") before the Expiration Date at the Purchase Price. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, October 6, 1997, unless and until the Company shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's rights to extend the period of time during which the Offer is open and to delay, terminate or amend the Offer, see "The Offer--Section 14." See also "The Offer--Section 5."

  The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See "The Offer--Section 14." There can be no assurance, however, that the Company will exercise its right to extend the Offer.

  The Offer is conditioned upon, among other things, (a) at least 1,600,000 Shares being validly tendered and not withdrawn prior to the Expiration Date and (b) the Company being satisfied, in its reasonable discretion, that the Company has obtained sufficient financing to enable it to consummate the Offer. The Offer is also subject to certain other conditions. See "The Offer--
Section 5."

  All Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. If (a) the Company (i) increases or decreases the price to be paid for Shares or (ii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the 10th business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in "The Offer--Section 15," the Offer will be extended until the expiration of such 10 business day period. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

2. PROCEDURE FOR TENDERING SHARES

  Proper Tender of Shares. For Shares to be properly tendered pursuant to the
Offer:

    (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

    (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

  Signature Guarantees and Methods of Delivery. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section 2, includes any participant in The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or if Shares are tendered for the account of a financial institution (including most banks, savings and loan associations, and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the person signing a Letter of Transmittal, or if payment is to be made, or certificates for Shares not purchased or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal.

  The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

  Federal Backup Withholding. Absent an exemption applying under the applicable law concerning "backup withholding" of federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a stockholder (or other payee) pursuant to the Offer unless the stockholder (or other payee) provides such person's tax identification number (social security number or employer identification number), certifies that such number is correct and certifies that such person is not subject to backup federal income tax withholding. Each tendering stockholder, other than a non-corporate foreign stockholder, should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certifications necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Non-corporate foreign stockholders generally should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. Backup withholding is not an additional tax, and any taxes so withheld may be claimed as a credit against such stockholder's federal income tax liability.

  For a discussion of certain other federal income tax consequences of the Offer, see "The Offer--Section 10."

  Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's stock certificates are not immediately available (or the procedure for book-entry transfer cannot be followed on a timely basis) or time will not permit the Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

    (a) such tender is made by or through an Eligible Institution;

    (b) the Depositary receives (by hand, mail or facsimile transmission) before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

    (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and other documents required by the Letter of Transmittal, are received by the Depositary within three AMEX trading days after the date of execution of such Notice of Guaranteed Delivery.

  Validity of Delivery; Rejection of Shares; Waiver of Defects; No Obligation To Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer (except as otherwise provided in "The Offer--Section 5") and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed properly made until all defects or irregularities have been cured or waived. None of the Company, the Information Agent, the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

3. WITHDRAWAL RIGHTS

  Except as otherwise provided in this Section 3, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company, after 12:00 Midnight, New York City time, on Monday, November 3, 1997.

  For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from the name of the person who tendered the Shares, the name of the registered owner of such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in "The Offer--Section 2," the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Information Agent, the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender of Shares may not be rescinded and Shares properly withdrawn shall thereafter be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered before the Expiration Date by again following one of the procedures described in "The Offer--Section 2."

4. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

  Upon the terms and subject to the conditions of the Offer, as soon as practicable after the Expiration Date, the Company will purchase and pay the Purchase Price for all of its outstanding Shares or such lesser number of Shares, but not less than 1,600,000 Shares, as are properly tendered and not withdrawn as permitted in "The Offer--Section 3." For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares which are tendered and not withdrawn when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment pursuant to the Offer.

  Certificates for all Shares not purchased pursuant to the Offer will be returned to the tendering stockholders (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) at the Company's expense as promptly as practicable.

  Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other required documents. Under no circumstance will interest be paid on the Purchase Price of the Shares to be paid by the Company, regardless of any delay in making such payment.

  The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment is to be made to, or certificates for Shares not purchased or tendered are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or an exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

  ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN STOCKHOLDER, A FORM W-8, WHICH IS OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO A FEDERAL BACKUP WITHHOLDING TAX OF 31% OF THE GROSS PROCEEDS TO BE PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE "THE OFFER--SECTION 2" AND "THE OFFER--SECTION 10."

5. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provisions of the Offer, but subject to the restriction on the Company's right to amend, modify or waive the terms and conditions of the Offer pursuant to the Purchase Agreement, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum Condition has not been satisfied prior to the Expiration Date, or (iii) at any time on or after the date of the Purchase Agreement and prior to the Expiration Date, any of the following events shall occur:

    (a) there shall be threatened or pending any suit, action or proceeding by any governmental entity against VS&A-T/SF, VS&A, the Company or any subsidiary of the Company (i) seeking to prohibit or impose any material limitations on VS&A's or VS&A-T/SF's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel VS&A or VS&A-T/SF or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or VS&A and their respective subsidiaries, (ii) challenging the acquisition by the Company of any Shares under the Offer or the acquisition by VS&A-T/SF of any shares of Common Stock pursuant to the Stock Purchase or pursuant to the Stockholder Agreements, seeking to restrain or prohibit the making or consummation of the Offer, the Stock Purchase or the Second-Step Transaction or the performance of any of the other transactions contemplated by the Purchase Agreement or the Stockholder Agreements (including the voting provisions thereunder), or seeking to obtain from the Company, VS&A or VS&A-T/SF any damages that are material in relation to the Company and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Company, or render the Company unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, or (iv) which otherwise would have or be reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, results of operations or prospects of the exposition services division of the Company, the information services division of the Company, or the Company and its subsidiaries taken as a whole ("Material Adverse Effect");

    (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental entity, to the Offer, the Stock Purchase or the Second-Step Transaction or any other action shall be taken by any governmental entity, other than the application to the Offer, the Stock Purchase or the Second-Step Transaction of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the AMEX or in the NASDAQ National Market System, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions, (v) a change in general financial bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (d) there shall have occurred any changes (or any developments that, insofar as reasonably can be foreseen, are reasonably likely to result in any changes) in the financial condition, business, results of operations or prospects of the Company and its subsidiaries that individually or in the aggregate would have or be reasonably likely to have a Material Adverse Effect;

    (e) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval or recommendation of the Offer, the Stock Purchase or the Purchase Agreement, or approved or recommended any Acquisition Proposal or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Purchase Agreement;

    (f) any of the representations and warranties of the Company set forth in the Purchase Agreement that are qualified as to materiality shall not be true and correct without such qualification and any such representations and warranties that are not so qualified shall not be true and correct in any respect (in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Purchase Agreement and as of the Expiration Date of the Offer), except to the extent all failures to be true and correct in the aggregate would not have or be reasonably likely to have a Material Adverse Effect;

    (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Purchase Agreement or the action contemplated by the Purchase Agreement shall not have been taken; or

    (h) the Purchase Agreement shall have been terminated in accordance with its terms.

  Pursuant to the Purchase Agreement, the occurrence of any of the above events is subject to the reasonable good faith judgment of VS&A or VS&A-T/SF as to whether such event would make it inadvisable for the Company to proceed with the Offer and/or with such acceptance for payment for Shares.

  The foregoing conditions are for the benefit of VS&A and VS&A-T/SF and may be waived by VS&A or VS&A-T/SF, on behalf of the Company, in whole or in part, at any time and from time to time in the reasonable discretion of VS&A and VS&A-T/SF. The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the final Expiration Date. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See "The Offer--Section 14."

6. PRICE RANGE OF SHARES; DIVIDEND POLICY

  The Shares are primarily traded on the AMEX under the symbol "TCM." The table below sets forth, for the periods indicated, the high and low sales prices per Share reported on the AMEX.

                                                                  HIGH     LOW
                                                                 ------- -------
   1995:
     First Quarter.............................................. $ 8     $ 5 3/4
     Second Quarter.............................................   9 1/8   7 1/4
     Third Quarter..............................................  12 1/8   8 7/8
     Fourth Quarter.............................................  13 1/2  10 5/8
   1996:
     First Quarter..............................................  17 1/8  13
     Second Quarter.............................................  18 7/8  16
     Third Quarter..............................................  23 3/8  17 7/8
     Fourth Quarter.............................................  27 3/4  21 3/4
   1997:
     First Quarter..............................................  28 1/4  26 1/8
     Second Quarter.............................................  27 5/8  25 1/8

  The Company's Common Stock is thinly traded. The average weekly trading volume in fiscal years 1996 and 1995 was approximately 12,971 and 14,817 shares, respectively.

  On August 15, 1997, the last reported sales price of the Shares on the AMEX before the announcement of the terms of the Offer was $38 7/8 per Share. On June 30, 1997, the last reported sales price of the Shares on the AMEX before the announcement that the Company intended to make an earlier offer to purchase the Shares, was $27 5/8 per Share. On September 4, 1997, the last reported sales price of the Shares on the AMEX was $39 3/8 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

  Since inception, the Company has not paid any cash or other dividends on its Common Stock. The Company, however, reevaluates from time to time its dividend payment policy based on its judgment as to the best interests of the Company and its stockholders. The determination of the amount of future cash dividends, if any, to be declared and paid, however, will depend upon, among other things, the Company's financial condition, funds received from operations, the level of its capital expenditures and its future business prospects. The Company's current policy of not paying dividends is based on belief of the Company's Board of Directors that, at this time, reinvestment of the Company's earnings into its businesses to foster future growth is in the best interest of the Company's stockholders.

  The Board of Directors of Tribune/Swab-Fox Companies, Inc. ("Tribune/Swab-Fox"), the former 78% owner/parent of the Company, declared a one-time dividend of $0.0344 per share ($0.27 per equivalent share of the Company's Common Stock) in connection with its merger with and into the Company, which dividend was paid on May 24, 1995.

7. BACKGROUND AND PURPOSE OF THE OFFER AND THE PURCHASE

  Over the past several months, the Company has explored various transactions which would enhance stockholder value and liquidity. These transactions have primarily involved the sale of TISI, the Company's largest subsidiary (from a profitability standpoint), or the sale of the Company as a whole. In reviewing the proposed transactions involving the sale of TISI, it became evident that there was no credible offer for TISI which gave both fair value for TISI and could be structured in a tax efficient way for the direct benefit of the stockholders of the Company. During such time, however, several bidders, including VS&A, expressed an interest in pursuing a transaction by which they would buy the Company as a whole. Over several weeks of discussions, it became clear that VS&A, partially as a result of its apparent ability to reach an agreement with Fir Tree to participate in its proposal, was offering a more certain and slightly higher priced transaction than other alternative transactions. See "Special Factors--Position of the Board of Directors."

  The purpose of the Offer is to provide the Company's stockholders with liquidity for their Shares by enabling them to sell their Shares at a fair price and at a premium over recent market prices and to enable VS&A-T/SF to obtain a controlling equity interest in the Company pursuant to the Stock Purchase. Under certain circumstances, however, proceeds of sales pursuant to the Offer may be treated as a dividend taxable as ordinary income to a stockholder rather than capital gain. See "The Offer--Section 10." Shares acquired by the Company pursuant to the Offer will be held in the Company's treasury and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the AMEX on which the Shares are traded). The Company intends to issue at least 869,565 of such Shares to VS&A-T/SF pursuant to the Purchase Agreement.

  The Company has been informed by its directors and executive officers that they and their affiliates intend to tender all of the outstanding Shares owned by them pursuant to the Offer. Fir Tree has informed the Company that none of the Shares beneficially owned by it will be tendered to the Company pursuant to the Offer. After giving effect to the repurchase of Shares by the Company pursuant to the Offer (assuming 1,600,000 Shares are tendered and purchased pursuant to the Offer) and the purchase of 869,565 Shares by VS&A-T/SF pursuant to the Stock Purchase, VS&A-T/SF and Fir Tree will own beneficially 33.4% and 18.7% of the outstanding Shares, respectively.

  VS&A-T/SF has agreed, as soon as practicable following consummation of the Offer, to cause the Company to consummate the Second-Step Transaction. It is anticipated that, upon consummation of the Offer and the Second-Step Transaction, all of the Shares will be held by VS&A-T/SF and Fir Tree. In addition, it is anticipated that, if consummated, the Offer alone, or the Offer followed by the Second-Step Transaction would result in: (i) the delisting of the Shares on the AMEX, (ii) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act,
(iii) a change in the composition of the present board of directors and executive officers of the Company, and (iv) a change in the capitalization of the Company.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

  The Company, operating through subsidiaries, is a diversified communications and information company. The Company was incorporated in Delaware on March 17, 1989. As of the end of 1996, the Company operated through three operating divisions: gaming media services, exposition services and information services.

  The gaming media services division is run through the Company's G.E.M. Communications, Inc. subsidiary and its affiliates (together "G.E.M."). The activities of this division consist of a trade journal, International Gaming and Wagering Business, and one newsletter and owning and/or managing trade shows and conferences directed to the legalized gaming industry. In February 1997, the Company also increased its ownership interest to 88% in Casino Publishing Company which publishes a small trade magazine, Casino Executive, the operation of which has been maintained separate from G.E.M. but is part of the Company's gaming media services division.

  The Company's exposition services business consists of Galaxy Registration, Inc., a provider of trade show/convention registration services and exhibitor information and marketing services, and Atwood Convention Publishing, Inc., the publisher of various convention and trade show related publications, such as directories and convention daily newspapers, primarily on a contract basis and the publisher of Expo, The Magazine for Exposition Management and the provider of promotion and marketing services for corporate exhibitors.

  The Company's information services division has two components:
Transportation Information Services, Inc. is engaged in the business of obtaining, processing and providing motor vehicle reports, truck driver employment information, criminal records and other pre-employment screening services primarily to the insurance and trucking industries. CORSEARCH, Inc., which was acquired by the Company on August 15, 1996, is in the business of providing trademark and tradename research and information services, utilizing both proprietary and public databases.

  The Company's principal executive office is located at 2407 East Skelly Drive, Tulsa, Oklahoma 74105, and its telephone number is (918) 747-2600.

  Summary Historical Financial Information. The summary financial information for the Company for the years ended December 31, 1996 and 1995, set forth below has been derived from, and should be read in conjunction with, the audited financial statements (including the related notes thereto) included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"). The summary financial information for the six month periods ended June 30, 1997 and 1996, has been derived from, and should be read in conjunction with, the unaudited financial statements for such periods included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (the "Form 10-Q"). Such summary financial information is qualified in its entirety by reference to such reports and all financial statements and related notes contained therein. The Form 10-K and the Form 10-Q are being provided to the Company's stockholders simultaneously with the delivery of this Offer to Purchase. The Form 10-K and the Form 10-Q are also available for examination, and copies may be obtained, in the manner set forth below under "Additional Information."

  The financial information for the six month periods ended June 30, 1997 and 1996, has not been audited and, in the opinion of management, reflects all adjustments (consisting of normal recurring adjustments) which are necessary for a fair presentation of such information. Results for the six month periods are not necessarily indicative of results for the full year.

           SUMMARY HISTORICAL FINANCIAL INFORMATION FOR THE COMPANY
              (IN THOUSANDS EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                          SIX MONTHS ENDED      YEAR ENDED
                                              JUNE 30,         DECEMBER 31,
                                          ------------------  ----------------
                                            1997      1996     1996     1995
                                          --------  --------  -------  -------
                                             (UNAUDITED)
INCOME STATEMENT DATA:
 Revenues................................ $ 36,935  $ 30,392  $68,642  $72,078
 Income before income taxes..............    4,184     3,347    8,522   16,112
 Income from continuing operations.......    2,433     2,008    5,421   15,788
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital.........................    4,901    16,356    5,746   15,326
 Total assets............................   59,237    52,293   55,982   53,444
 Total long-term indebtedness............    3,110     2,145    3,493    4,529
 Stockholders' equity....................   39,306    34,551   38,186   32,486
PER SHARE DATA:
 Net income per common share (and common
  share equivalents) --continuing
  operations............................. $    .68  $    .57  $  1.53  $  4.20
 Ratio of earnings to fixed charges......     15.1x     12.6x    15.7x    19.8x
 Book value per share.................... $  11.89  $  10.30  $ 11.51  $  9.79
 Average number of common and common
  equivalent shares outstanding..........    3,552     3,526    3,543    3,766

  Pro Forma Financial Information. If the consumation of the Offer occurs, the purchase of Shares pursuant to the Offer will be followed by the Second-Step Transaction that will result in the conversion of Shares not tendered into the right to receive $40.25 per Share in cash. Therefore, if the consummation of the Offer occurs, stockholders will receive cash consideration for any non-tendered Shares and will no longer be stockholders of the Company. Accordingly, no pro forma financial information is provided.

  Selected Projected Financial Information. During the course of planning and developing a potential recapitalization of the Company, the management of the Company developed projected financial information relating to the operations of the Company, on a best case basis, which were revised and refined from time to time during such process. In seeking potential sources of financing for such recapitalization, such projections were provided to VS&A, VS&A-T/SF and the Company's lenders. Such projections were not prepared with a view to public disclosure or with a view toward compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts or generally accepted accounting principles. The independent auditors of the Company have not performed any procedures with respect to such projections. Such projections make numerous assumptions, some of which are set forth below, with respect to the operations of the Company and its subsidiaries, industry performance, general business and economic conditions, taxes and other matters, most of which are beyond the control of the Company. Such projections are included herein only because they were provided to VS&A, VS&A-T/SF and the Company's lenders.

  Because the projections are based on a number of assumptions and are inherently subject to significant uncertainties and contingencies, which are beyond the control of the Company, there can be no assurance that the projections will be realized, and actual results may be higher or lower than those shown, possibly by material amounts.

           SELECTED PROJECTED FINANCIAL INFORMATION FOR THE COMPANY

                                    1997     1998     1999     2000     2001
                                   ------- -------- -------- -------- --------
                                               (IN THOUSANDS)(/1/)
Revenues.......................... $83,256 $100,770 $119,770 $140,029 $151,552
Costs of Sales and Operating
 Expenses.........................  67,359   77,579   88,001  100,279  107,717
                                   ------- -------- -------- -------- --------
EBITDA(/2/).......................  15,897   23,191   31,769   39,750   43,835
Depreciation/Amortization(/3/)....   3,546    4,447    5,220    5,268    4,650
                                   ------- -------- -------- -------- --------
Operating Income (EBIT)(/4/)...... $12,351 $ 18,744 $ 26,549 $ 34,482 $ 39,185
                                   ======= ======== ======== ======== ========
Capital Expenditures.............. $ 7,053 $  4,325 $  5,163 $  4,473 $  4,670

--------
(1) The projections supplied to VS&A did not include estimates for taxes. The Company's effective tax rate is approximately 38% of income before goodwill amortization. As a consequence, no earnings per share projections were used.
(2) Earnings before interest, taxes, depreciation and amortization costs.
(3) Depreciation/amortization does not include amortization of goodwill.
(4) Earnings before interest costs, taxes and amortization of goodwill.

  The above projections were based on "best case" scenarios developed by the management of each operating division of the Company, based primarily on their view of the future without any attempt by corporate management to include the projected effects of changing economic conditions, the probable failure rate of proposed new product launches, and the general application of historical realities and the difficulty of maintaining continuous growth over any five year period. Thus, corporate management expressed the view to VS&A and other potential buyers of the Company that, in addition to the inherent unreliability of any such projections, such potentially negative factors should be considered in making any judgment about the future success of the Company's businesses.

  The methods and assumptions used in preparing the projected financial information set forth above involved significant elements of subjective judgment which may or may not prove to be correct. Accordingly, such projected financial information is not necessarily indicative of the future performance of the Company and its subsidiaries, which may be significantly less favorable or more favorable than as set forth above. The inclusion of such projected financial information herein should not be regarded as a representation by the Company or any other person or entity that the projected results indicated will be achieved.

  Additional Information. The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements and reports certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal owners of the Company's securities and any material interest of such persons in transactions with the Company. Additionally, information concerning the Company is set forth in the Form 10-K. The Company has also filed with the SEC a Transaction Statement on Schedule 13E-3 and an Issuer Tender Offer Statement on Schedule 13E-4 which include certain additional information relating to the Offer. Copies of such material can be obtained by mail from the Public Reference Section of the SEC, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facility referenced above and (except for the Schedules 13E-3 and 13E-4) at the regional offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports, proxy statements and other information concerning the Company can also be inspected and copied at the American Stock Exchange, 86 Trinity Place, New York, New York 10006. In addition, the SEC maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the SEC which can be accessed over the Internet at http://www.sec.gov.

9. SOURCE AND AMOUNT OF FUNDS

  The consummation of the Offer is conditioned upon, among other things, the Company being satisfied, in its reasonable discretion, that the Company has obtained sufficient financing to enable it to consummate the Offer. See "The Offer--Section 5." If the Company were to purchase all of the outstanding Shares pursuant to the Offer at a Purchase Price of $40.25 per Share, the maximum aggregate cost of the Offer, would be $134,098,752. However, the Company has been informed by Fir Tree, which owns 14.6% of the outstanding Shares, that Fir Tree does not intend to tender any of its Shares pursuant to the Offer. If the Company were to purchase all of the outstanding Shares pursuant to the Offer (other than the Shares owned by Fir Tree) at a Purchase Price of $40.25 per Share, the maximum aggregate cost of the Offer would be $114,476,635. The aggregate cost of the payments for the conversion of the Company Options will be $10,670,750. The fees and expenses associated with the Offer are estimated by the Company to be $14,125,000. The necessary funds are expected to be provided from the following sources: (i) not less than $34,999,991 to be obtained from VS&A-T/SF for the purchase of at least 869,565 newly issued Shares pursuant to the Stock Purchase, (ii) not less than $100,000,000 of Debt Financing to be obtained from existing commitments from lenders or high yield debt financing, and (iii) other debt and existing cash and cash equivalents of the Company of approximately $4,300,000.

  Stock Purchase. Pursuant to the Purchase Agreement, VS&A, through VS&A-T/SF, has committed to purchase not less than 869,565 newly issued Shares at a price per share equal to the Purchase Price (or an aggregate purchase price of not less than $34,999,991 for such Shares). The consummation of the Stock Purchase will take place simultaneously with the closing of the Offer. The respective obligation of each party to effect the Stock Purchase is subject to the satisfaction of various conditions. See "Special Factors--Purpose of the Offer" and "The Offer--Section 5." VS&A has represented to the Company that the limited partners of VS&A are obligated pursuant to the limited partnership agreement of VS&A to contribute to VS&A the equity required to consummate the Stock Purchase.

  Debt Financing. In connection with the Purchase Agreement, the Company received commitment letters dated August 13, 1997 (the "Commitment Letters"), with respect to not less than $100,000,000 of Debt Financing to the Company, from First Union National Bank (the "Bank").

  The Company intends to finance the Offer by the sale, pursuant to Rule 144A under the Securities Act, of $100,000,000 in Senior Subordinated Notes (the "Notes"). The Notes would mature in 2007, would be unsecured and would be guaranteed by each of the Company's subsidiaries. The interest rate on the Notes would be determined based on market conditions at the time of the sale of the Notes but is expected to be approximately 10.25% based on current market conditions. The Notes would not be redeemable for the first five years, and thereafter would be redeemable at a declining premium. The Notes would contain affirmative and negative covenants customary in a "high-yield" note.

  If the Company is unable to complete the sale of the Notes by the time of the closing of the Offer, the Company will borrow $20 million pursuant to a 7-year Senior Secured Revolver (the "Revolver") from the Bank and $85 million in Senior Subordinated Increasing Rate Notes (the "Bridge Notes") from the Bank, all as provided in the Commitment Letters.

  The Revolver would mature on September 30, 2004, would be secured by a first priority security interest in substantially all of the assets of the Company and its subsidiaries and would be guaranteed by each of the subsidiaries of the Company. The Revolver would bear interest at a rate ranging from .5% to 1.5% above the Bank's base rate or ranging from 1.75% to 2.75% above LIBOR, depending on the ratio of the indebtedness of the Company and its subsidiaries to the EBITDA of the Company and its Subsidiaries. The Revolver agreement would contain affirmative and negative covenants customary for similar loans, including limitations on the Company's leverage ratio, senior leverage ratio, interest coverage and fixed charge coverage.

  The Bridge Notes would mature one year after issuance, would be unsecured and would be guaranteed by each of the subsidiaries of the Company. The Bridge Notes would be redeemed from the proceeds of the offering of the Notes or the proceeds of any other debt or equity offering by the Company. The Bridge Notes would initially bear interest at a rate 4.5% above LIBOR, with the spread above LIBOR increasing by .5% at the end of each 3-month period, provided that the maximum interest rate would be 18% per year (and no more than 14% would be payable in cash and the remainder would be paid in kind). The Company could redeem the Bridge Notes at any time at par (or 103% of par if the Notes are refunded from a transaction in which the Bank or an affiliate does not act as exclusive agent or lead manager).

  If the Bridge Notes are not redeemed prior to or at maturity, the Bridge Notes would convert into Rollover Notes (the "Rollover Notes") bearing interest at a rate equal to the highest of: (a) the Bank's prime rate plus 4.25%, (b) LIBOR plus 6.5%, or (c) 6.5% above the yield on 10-year U.S. Treasury Notes, plus, in each case, an additional .5% for each three months the Rollover Notes are outstanding, but not more than 18% per year (and no more than 14% would be payable in cash and the remainder would be paid in kind).

  Miscellaneous. The foregoing descriptions of the Commitment Letters are qualified in their entirety by reference to the text thereof, copies of which are attached to the Company's issuer tender offer statement on Schedule 13E-4 and which may be obtained from the SEC in the same manner as set forth in "The Offer--Section 8."

  It is anticipated that the indebtedness incurred by the Company through the borrowings described above will be repaid from funds generated internally by the Company and its subsidiaries and from other sources which may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method the Company will employ to repay such indebtedness. Such decisions will be made based on the Company's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

10. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary under currently applicable law of certain federal income tax considerations generally applicable to the Offer. The tax treatment described herein may vary depending upon each stockholder's particular circumstances. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, regulated investment companies, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their Shares as capital assets, stockholders who hold their Shares as part of a straddle hedging transaction or conversion transaction, and stockholders who have acquired their Shares upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the Internal Revenue Service (the "IRS") will be requested with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated. This discussion does not address the effect of any applicable foreign, state, local or other tax laws.

  EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

  Treatment as a Sale or Exchange. Under Section 302 of the Internal Revenue Code of 1986 (the "Code"), a transfer of Shares to the Company pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares if the receipt of cash upon the sale (a) results in a "complete redemption" of the stockholder's interest in the Company, or (b) is "substantially disproportionate" with respect to the stockholder, or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 tests") are explained more fully below.

  If any of the Section 302 tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer (less any portion thereof attributable to accrued but unpaid dividends, if any, which is taxable as a dividend) and the stockholder's basis in the Shares sold pursuant to the Offer. If the Shares are held as capital assets, the gain or loss will be capital gain or loss. Any such capital gain will be mid-term capital gain if the Shares have been held more than 12 and not more than 18 months (maximum federal income tax rate of 28 percent for individual taxpayers) or long-term capital gain or loss if the Shares have been held for more than 18 months (maximum federal income tax rate of 20 percent for individual taxpayers).

  The Section 302 Tests. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a dividend distribution.

    (a) Complete Redemption Test. The receipt of cash by a stockholder will be a complete redemption of the stockholder's interest if either (i) all of the stock of the Company actually and constructively owned by the stockholder is sold pursuant to the Offer or (ii) all of the stock of the Company actually owned by the stockholder is sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of all stock of the Company constructively owned by the stockholder in accordance with the procedures described in Section 302(c)(2) of the Code.

    (b) Substantially Disproportionate Test. The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if the percentage of the outstanding voting stock of the Company actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80 percent of the percentage of the outstanding voting stock of the Company actually and constructively owned by the stockholder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). Stockholders should consult their tax advisors concerning the application of the "substantially disproportionate test" to their particular circumstances.

    (c) Not Essentially Equivalent To A Dividend Test. The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder's exchange of Shares pursuant to the Offer results in a meaningful reduction of the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will not be essentially equivalent to a dividend will depend on the stockholder's particular facts and circumstances. Stockholders expecting to rely on the "not essentially equivalent to a dividend test" should consult their tax advisors regarding its application in their particular circumstances.

  Under certain circumstances, it may be possible for a tendering stockholder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the stock of the Company that is actually or constructively owned by the stockholder but that is not purchased pursuant to the Offer. It may also be possible for a tendering stockholder to satisfy the complete redemption test by taking account of the conversion of the stockholder's remaining Shares into the right to receive the cash payment in the Second-Step Transaction. Also, a stockholder may not be able to satisfy any of the Section 302 tests because stock of the Company owned by a party related, for income tax purposes, to the stockholder is considered owned by the stockholder for federal income tax purposes. Stockholders should consult their tax advisors regarding the consequences of such sales or acquisitions of stock in their particular circumstances.

  Constructive Ownership of Stock. In determining whether any of the Section 302 tests is satisfied, a stockholder must take into account not only stock of the Company actually owned by the stockholder, but also stock of the Company that is treated as owned by the stockholder under Section 318 of the Code. Under Section 318, a stockholder may constructively own stock of the Company actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the stockholder has an interest, as well as any stock of the Company the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

  Treatment as a Dividend. If none of the Section 302 tests is satisfied and the Company has sufficient earnings and profits, a tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder's basis in the Shares sold pursuant to the Offer, and (except as described below for corporate stockholders eligible for the dividends-received deduction) the stockholder's basis in those Shares will be added to the stockholder's basis in his or her remaining Shares, if any. Under certain circumstances, because of the constructive ownership of stock, a stockholder who tenders and receives cash for all of the stock of the Company owned directly by such stockholder may be treated as having received a dividend in the amount of such cash and never be able to receive a tax benefit for such stockholder's tax basis in the stock tendered. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income.

  Special Rules for Corporate Stockholders. If the exchange of Shares by a corporate stockholder does not satisfy any of the Section 302 tests and is therefore treated as a dividend, the stockholder may be entitled to a dividends-received deduction equal to 70 percent of the dividend. There are a number of limitations on the availability of the deduction, however, and the dividends-received deduction may not be available or could be limited if, for example, the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or the Shares are treated as "debt financed portfolio stock." Finally, it is expected that, if a dividends-received deduction is available, the dividend will generally constitute an extraordinary dividend under Section 1059 of the Code. As a result, a corporate stockholder will be required to reduce its tax basis in its Shares (but not below zero) by the non-taxed portion of the dividend (that is, the portion of the dividend equal to the dividends-received deduction). If the non-taxed portion of the dividend exceeds the corporate stockholder's tax basis in its Shares, the excess must be treated as gain from the sale of the Shares for the taxable year in which a sale or disposition of the Shares occurs. There is no difference between the federal income tax rates payable by a corporation on capital gains and ordinary income.

  Backup Withholding. See "The Offer--Section 3" concerning the potential application of federal backup withholding.

  Second-Step Transaction. After the closing date of the Offer, VS&A-T/SF will cause the Company to effect the Second-Step Transaction, pursuant to which each Share not tendered in the Offer (other than Shares owned by VS&A-T/SF and Fir Tree) will be converted into the right to receive an amount equal to the Purchase Price or an amount determined in connection with the satisfaction of perfected appraisal rights, if available. Because this conversion of Shares into cash will constitute a complete redemption of each remaining stockholder's interest in the stock of the Company each such stockholder will recognize gain or loss equal to the difference between the amount of cash received and such stockholder's basis in the Shares converted. As described above, the tax rate to which such gain will be subject will depend upon whether the stockholder is an individual and has held the Shares as a capital asset, and the length of time the Shares have been held.

11. TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

  Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor, to the Company's knowledge, any of the directors or executive officers of the Company, any person controlling the Company, nor any associate of any of the foregoing, has effected any transactions in the Shares during the 60 days prior to the date hereof.

  Since January 1995, the Company has purchased a total of 603,663 Shares in various individual transactions. The price paid by the Company for such purchases of Shares has ranged from $5.48 per share in December 1995, to $27.75 per share in June 1997. In addition, in connection with the merger of Tribune/Swab-Fox with and into the Company in May 1995, the stockholders of Tribune/Swab-Fox were given the opportunity to have their Tribune/Swab-Fox shares converted into Shares or cash (the "Cash Alternative"). Pursuant to the Cash Alternative, the Company exchanged an equivalent of 1,110,648 Shares for cash at a price of $7.01 per Share.

  Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its affiliates, directors or executive officers or any person controlling the Company, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as set forth in this Offer to Purchase, since the commencement of the Company's second full fiscal year preceding the date of this Offer to Purchase, no contacts or negotiation concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, has been entered into or occurred between any affiliates of the Company or between the Company or any of its affiliates and any unaffiliated person.

  The Company has been informed by its directors and executive officers that they and their affiliates currently intend to tender all Shares owned by them pursuant to the Offer.

12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; APPRAISAL RIGHTS

  Except as set forth in this Offer to Purchase, the Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See "The Offer--Section 5."

  Antitrust. Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is not subject to such requirements; however, the acquisition of Shares pursuant to the Stock Purchase is subject to such requirements.

  Under the provisions of the HSR Act applicable to the Stock Purchase, the purchase of Shares pursuant to the Stock Purchase may not be consummated until the expiration of a 30-calendar-day waiting period following the filing by both the Company and VS&A-T/SF (or its ultimate parent) of certain required information and documentary material with respect to the Stock Purchase with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Each of the Company and VS&A-T/SF is filing a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Shares pursuant to the Stock Purchase under the HSR Act on or about September 5, 1997; and, accordingly, the required waiting period with respect to the Stock Purchase will expire on or about October 5, 1997, unless earlier terminated by the Antitrust Division or the FTC or the Company or VS&A-T/SF receives a request for additional information or documentary material prior thereto. If, within such 30-calendar-day waiting period, either the FTC or the Antitrust Division were to request additional information or documentary material from the Company or VS&A-T/SF, the waiting period with respect to the Stock Purchase would be extended for an additional period of 20 calendar days following the date of substantial compliance with such request by the Company and VS&A-T/SF. One extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period could be extended only by court order or with the consent of the Company and VS&A-T/SF. The additional 20-calendar-day waiting period may be terminated sooner by the FTC or the Antitrust Division.

  At any time before or after VS&A-T/SF's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Stock Purchase, the divestiture of Shares purchased pursuant to the Stock Purchase or the divestiture of substantial assets of VS&A-T/SF, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

  Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, management and VS&A believe that the acquisition of Shares by VS&A-T/SF pursuant to the Stock Purchase should not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Stock Purchase on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

  State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Stock Purchase, management and VS&A believe that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

  Except as described herein, the Company and VS&A have not attempted to comply with any state takeover statutes in connection with the Stock Purchase. The Company and VS&A reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Stock Purchase and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Stock Purchase, the Company might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Stock Purchase. In such case, the Company may not be obligated to accept for purchase, or pay for, any Shares tendered. See "The Offer--Section 5."

  Delaware Business Combination Law. The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (i) before that person became an interested stockholder, the Board of Directors of the Company approved either the transaction in which the interested stockholder became an interested stockholder or the business combination, (ii) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the Board of Directors of the Company and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's voting stock not owned by the interested stockholder.
  The Board of Directors of the Company has specifically approved the Stock Purchase for purposes of Section 203.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. Holders of Shares may be entitled to appraisal rights in connection with the Second-Step Transaction if such transaction is completed as a merger.

  Under Section 262 of the DGCL appraisal rights are not available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger, were either (i) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders, unless the holders of such class or series of stock are required by the terms of such agreement to accept for such stock anything except (w) shares of stock of the corporation surviving or resulting from such merger, (x) shares of stock of any other corporation which at the effective date of the merger will be either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, (y) cash in lieu of fractional shares of the corporations described in clauses (w) and (x) or (z) any combination of the shares of stock and cash in lieu of fractional shares described in clauses
(w), (x) and (y).

  If the Second-Step Transaction is completed as a merger and does not satisfy the requirements set forth above, stockholders of the Company may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair market value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Second-Step Transaction) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Purchase Price per Share pursuant to the Offer or the consideration per Share to be paid in the Second-Step Transaction.

  THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

13. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

  If consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, would result in: (i) the delisting of the Shares on the AMEX,
(ii) the Shares becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act, (iii) a change in the composition of the present board of directors and executive officers of the Company, and (iv) a change in the capitalization of the Company. The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, will reduce the number of stockholders and, depending on the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

  The Shares are currently traded on the AMEX. Following the Offer, the Shares will likely be delisted from the AMEX and deregistered under the Exchange Act. As of September 4, 1997, there were 1,611,472 Shares publicly held (for purposes of the AMEX) and 273 holders of record of the outstanding Shares. Depending upon the number of Shares tendered and purchased pursuant to the Offer and the number of Shares accumulated by other parties, the Shares will likely no longer meet the requirements for continued listing on the AMEX. Pursuant to the AMEX's published guidelines, shares of common stock are not eligible to be included for listing if, among other things, the number of shares publicly held falls below 250,000, the number of record and beneficial holders of shares falls below 300 or the aggregate market value of such publicly held shares is less than $1,000,000. Shares held directly or indirectly by an officer or director of the issuer or by any beneficial owner of more than 5% of the shares of the issuer will ordinarily not be considered as being publicly held for this purpose. In the event the Shares were no longer listed on the AMEX, price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the termination of registration under the Exchange Act as described below and other factors.

  The Shares are currently "margin securities" under the rules of the Federal Reserve Board. Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the tender and purchase of the Shares pursuant to the Offer, the Shares will no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. In such event, Shares could no longer be used as collateral for margin loans made by brokers.

  The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act will be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares.

  The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's officers, directors and ten-percent stockholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and stockholders realized through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the AMEX.

14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

  Subject to the restriction on the Company's right to amend, modify or waive the terms and conditions of the Offer pursuant to the Purchase Agreement, the Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in "The Offer--Section 5" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in "The Offer--Section 3." Also, subject to the restriction on the Company's right to amend, modify or waive the terms and conditions of the Offer pursuant to the Purchase Agreement, the Company expressly reserves the right, in its reasonable discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in "The Offer--Section 5" or otherwise by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof.

  The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, and again subject to the restriction on the Company's right to amend, modify or waive the terms and conditions of the Offer pursuant to the Purchase Agreement, the Company further reserves the right, in its reasonable discretion, and regardless of whether or not any of the events set forth in "The Offer--
Section 5" shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by decreasing the number of Shares being sought in the Offer) or to waive the limitation on the minimum number of Shares to be purchased pursuant to the Offer.

  Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any disclosure of a material change in the information published, sent or given to stockholders will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement pursuant to or concerning the Offer, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. If (a) the Company (i) increases or decreases the price at which Shares may be properly tendered or (ii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such ten-business-day period.

15. FEES AND EXPENSES

  The Company has retained Prudential Securities as its financial advisor in connection with the Offer. Prudential Securities will receive a fee of $1,681,484 for its services as financial advisor. The Company will also reimburse Prudential Securities for its reasonable out-of-pocket expenses relating to the Offer. The Company has agreed to indemnify Prudential Securities against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

  The Company has retained Beacon Hill Partners, Inc. as Information Agent and ChaseMellon Shareholder Services, L.L.C. as Depositary in connection with the Offer. The Information Agent and the Depositary will each receive reasonable and customary compensation for customary services in connection with the Offer and will be reimbursed for customary and reasonable out-of-pocket expenses. The Company has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to, or is authorized to, make solicitations or recommendations in connection with the Offer.

  The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any stock transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

  Estimated costs and fees in connection with the Offer, all of which are the obligation of the Company if the Offer is consummated, are as follows:

   Solicitation fees and expenses............................. $    33,000
   Financial advisory fees....................................   1,681,484
   Filing fees................................................      71,820
   Legal, accounting, and other professional fees.............     900,000
   Printing and distribution costs............................      25,000
   Financing costs............................................   4,125,000(/1/)
   Severence, incentive payments and related expenses.........   5,775,000
   Structuring fee............................................   1,472,000
   Miscellaneous..............................................      41,696
                                                               -----------
     TOTAL.................................................... $14,125,000
                                                               ===========

--------
(1) If the Company issues the Bridge Notes to the Bank, the financing costs will increase by $425,000.

  If the Offer is not consummated, the Company and VS&A will be responsible for their respective expenses incurred in connection with the Offer, in which case the total costs to be borne by the Company are estimated at $625,000. The above amounts are estimates only and actual expenditures may vary substantially from the estimates depending on the circumstances.

16. MISCELLANEOUS

  The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                          T/SF Communications Corporation

October 6 , 1997

                                  SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth information with respect to each Director and executive officer, as well as with respect to certain other key employees of T/SF Communications Corporation (the "Company"). All Directors of the Company hold office until the next Annual Meeting of Stockholders and until the election and qualification of their successors. Except as noted, each officer was elected in 1996 at the annual meeting of the Board of Directors to serve for one year or, if earlier or later, until the next Annual Meeting of the Board of Directors. Each individual listed below is a citizen of the United States except for Stuart P. Honeybone who is a citizen of the United Kingdom.

                              DIRECTOR OR OFFICER
                               OF THE COMPANY OR
                              TRIBUNE/SWAB-FOX OR
    NAME                  AGE  EMPLOYEE SINCE(1)     POSITION WITH THE COMPANY
    ----                  --- -------------------    -------------------------
Howard G. Barnett,         47        1984         Chairman, President, Chief
Jr. ....................                           Executive Officer and Director
2407 East Skelly Drive
Tulsa, Oklahoma 74105
Robert E. Craine, Jr. ..   49        1985         Executive Vice President and
2407 East Skelly Drive                             Director
Tulsa, Oklahoma 74105
J. Gary Mourton.........   50        1980         Senior Vice President--Finance,
2407 East Skelly Drive                             Chief Financial Officer and
Tulsa, Oklahoma 74105                              Treasurer
William N. Griggs.......   65        1989         Director
Griggs & Santow
23rd Floor, 75 Wall
Street
New York, New York 10005
Mark A. Leavitt.........   38        1989         Director
Prudential Securities
18th Floor
One New York Plaza
New York, New York
10292-2018
David Lloyd Jones.......   58        1991         Director
11312 South Erie
Tulsa, Oklahoma 74137
Jenkin Lloyd Jones......   61        1984         Director
6447 South Louisville
Avenue
Tulsa, Oklahoma 74136
Robert J. Swab..........   60        1969         Director
P.O. Box 622
Vashon, Washington 98070
Martin A. Vaughan.......   70        1984         Director
2405 East Skelly Drive
Tulsa, Oklahoma 74105
Stuart P. Honeybone.....   55        1986         Vice President of the Company
2407 East Skelly Drive                             and President of G.E.M.
Tulsa, Oklahoma 74105                              Communications, Inc. ("G.E.M.")

                              DIRECTOR OR OFFICER
                               OF THE COMPANY OR
                              TRIBUNE/SWAB-FOX OR
    NAME                  AGE  EMPLOYEE SINCE(1)     POSITION WITH THE COMPANY
    ----                  --- -------------------    -------------------------
Richard A. Wimbish......   53        1987         President of Transportation
Transportation                                     Information Services, Inc.
Information Services,                              ("TISI")
Inc.
Suite 200, Grant
Building
4110 South 100th East
Avenue
Tulsa, Oklahoma 74146
Robert Frank............   46        1996         President of CORSEARCH, Inc.
CORSEARCH, Inc.                                    ("CORSEARCH")
7th Floor
28 West 23rd
New York, New York 10010
W. Michael Goodwin......   47        1996         President and Chief Executive
Galaxy Registration,                               Officer of Atwood Convention
Inc.                                               Publishing, Inc. ("Atwood")
1888 North Market Street                           and Galaxy Registration, Inc.
Frederick, Maryland                                ("Galaxy")
21705
Jimmy C. Strong.........   63        1990         Vice President--Human Resources
2407 East Skelly Drive
Tulsa, Oklahoma 74105
Linda F. Toon...........   53        1985         Secretary
2407 East Skelly Drive
Tulsa, Oklahoma 74105

--------
(1) As the Company was not formed until 1989, if the date indicated is prior to 1989, this represents the date that the individual was first employed or became an officer or director of Tribune/Swab-Fox Companies, Inc. ("Tribune/Swab-Fox"), the former parent company of the Company.

  HOWARD G. BARNETT, JR.--Became Executive Vice President of Tribune/Swab-Fox on January 1, 1985, and was elected President in March, 1991, and Chief Executive Officer on August 1, 1993. He was elected President of the Company on its formation in 1989, and was elected Chairman and Chief Executive Officer on August 1, 1993. For approximately ten years prior to joining Tribune/Swab-Fox, Mr. Barnett was a member of the law firm of Sneed, Lang, Adams & Barnett, Tulsa, Oklahoma. Mr. Barnett is the cousin of David Lloyd Jones and Jenkin Lloyd Jones, Jr.

  ROBERT E. CRAINE, JR.--Joined Tribune/Swab-Fox in November, 1985, as President of TSF Capital Corp., a then wholly-owned subsidiary of Tribune/Swab-Fox. He became Vice President of Tribune/Swab-Fox in May, 1986, and Senior Vice President in August, 1988. Mr. Craine became Senior Vice President of the Company upon its formation in 1989 and became Executive Vice President and a Director in March, 1994. For the 11 years preceding his joining Tribune/Swab-Fox, Mr. Craine was a member of the law firm of Gable & Gotwals, Inc., Tulsa, Oklahoma.

  J. GARY MOURTON--Joined Tribune/Swab-Fox as Chief Financial Officer in 1980 and became Vice President--Finance and Treasurer in 1984. For the 11 years prior to that time, Mr. Mourton was with the accounting firm of Arthur Andersen LLP. Mr. Mourton is a certified public accountant. Mr. Mourton became Senior Vice President--Finance, Chief Financial Officer and Treasurer of the Company upon its formation in 1989.

  WILLIAM N. GRIGGS--Has been a Managing Director of Griggs & Santow Incorporated, a financial and economic consulting firm, since 1983. Dr. Griggs previously served as Financial Economist at the Federal Reserve Bank of Dallas and Deputy to the Assistant Secretary of the Treasury responsible for economic policy.

Prior to forming his own firm, Dr. Griggs worked over the years in Wall Street with Aubrey G. Lanston, Lehman Brothers and J. Henry Schroder Bank & Trust Company. He currently serves on the Board of Directors of Massachusetts Mutual Life Insurance company, and its Investment Policy Committee. Dr. Griggs received his Ph.D. from Ohio State University.

  MARK A. LEAVITT--Joined Prudential Securities Incorporated, an investment banking firm, as a Managing Director in 1996. For the nine years prior to joining Prudential Securities, Mr. Leavitt was with another investment banking firm, Oppenheimer & Co., Inc., joining it as a Vice President in the Corporate Finance Department in 1987, and became Senior Vice President in 1989 and Managing Director on May 1, 1992. For the seven years prior to joining Oppenheimer, Mr. Leavitt was with Continental Illinois National Bank, and was a Senior Director in the Capital Markets Group when he left to join Oppenheimer & Co., Inc.

  DAVID LLOYD JONES--Served as Vice President and Director of Tulsa Tribune Company, a wholly-owned subsidiary of the Company ("Tribune"), from 1984 until 1992. Mr. Jones was elected as a Director of the Company in 1991. Mr. Jones, with this wife, currently owns and manages a book store in Tulsa, Oklahoma. Mr. Jones is the cousin of Howard G. Barnett, Jr. and the brother of Jenkin Lloyd Jones, Jr.

  JENKIN LLOYD JONES, JR.--Was Vice President of Tribune from 1967, and became Executive Director of The Tulsa Tribune, a newspaper published by Tribune, in 1975, was made Editor in 1988 and in November, 1991, was made Publisher. Mr. Jones currently writes for various publications on a contract or a freelance basis. Mr. Jones is the brother of David Lloyd Jones and a cousin of Howard G. Barnett, Jr.

  ROBERT J. SWAB--Has been associated with Tribune/Swab-Fox and its predecessors and has served as a Director of such companies from May, 1969, to May, 1995. He was Executive Vice President, Secretary and Treasurer of Tribune/Swab-Fox or such predecessors from 1969 through January, 1979, President from January, 1979 to April, 1980, and Chairman of the Board from April, 1980 to October, 1984, and Chairman of the Executive Committee from October 1, 1984, until December, 1994, when he retired.

  MARTIN A. VAUGHAN--Is currently the Chairman of the Board, President and Chief Executive Officer, Director and major owner of Midwest Energy Corporation, a privately-held oil and gas exploration company, and of Midwest Energy Companies, Inc., a public international oil and gas exploration company. Mr. Vaughan has been with such companies or their predecessors since 1982. Mr. Vaughan was a director of Tribune/Swab-Fox from 1984 to May, 1995, and was Vice Chairman of that Board from August, 1993, to May, 1995.

  STUART P. HONEYBONE--Joined Tribune/Swab-Fox in June, 1986, as Vice President of TSF Capital Corp., a then wholly-owned subsidiary of Tribune/Swab-Fox, and became Vice President of Tribune/Swab-Fox in 1988. Mr. Honeybone became Vice President of the Company upon its formation in 1989. Mr. Honeybone became President of G.E.M. (formerly BMT Communications, Inc.), a wholly-owned subsidiary of the Company, in December, 1994. From September, 1985, until joining Tribune/Swab-Fox, Mr. Honeybone was the owner and chief executive officer of HBO Management, a consulting firm specializing in problem or troubled businesses. For the six years preceding this, Mr. Honeybone was with Hinderliter Industries, Inc. and was Group Vice President, Energy Group, at the time of his leaving the employ of such company.

  RICHARD A. WIMBISH--Joined TISI, a wholly-owned subsidiary of the Company, as Controller in 1987 and became Executive Vice President in 1990. Mr. Wimbish was made President of TISI in 1991. Prior to joining TISI, Mr. Wimbish was Controller and Chief Financial Officer of Carlson Reserve Corporation from 1981 through 1986.

  ROBERT FRANK--Founded CORSEARCH in 1983 and has been the President of such company on a full time basis since such time (CORSEARCH was acquired by T/SF in August, 1996). Prior to that time, Mr. Franks served as Adjunct Professor at Ithaca College and also taught at Cornell University.

  W. MICHAEL GOODWIN--Joined the Company in December, 1996, as President and Chief Executive Officer of both Atwood and Galaxy, wholly-owned subsidiaries of the Company which together comprise the Company's Exposition Services Division. Prior to joining Atwood-Galaxy, Mr. Goodwin was founder and President of Falcon Sports Group, Inc., a company which focused on developing and introducing new sports media properties. Before forming his own company in 1995, Mr. Goodwin was Executive Vice President and Chief Operating Officer of Professional Sports Publications, a publisher of sporting event game day magazines (1992-1995) and was Vice President of Marketing and Development of Kraft General Foods--Kraft Dairy Division (1989-1991.) From 1984 through 1988, Mr. Goodwin was Director of New Business Development for General Foods Corporation.

  JIMMY C. STRONG--Became Vice President--Human Resources of the Company in 1990. For the year before joining the Company, Mr. Strong was with Hinderliter Heat Treating, Inc., as Vice President of Human Resources, and was with Hinderliter Industries, Inc., a diversified manufacturing company, for the preceding 16 years.

  LINDA F. TOON--Has been employed as Assistant to Mr. Barnett since 1985 and became Secretary of the Company in December, 1995.

                                                                         ANNEX A

LOGO

PRIVATE AND CONFIDENTIAL

                                                                 August 15, 1997

Board of Directors
T/SF Communications Corporation
2407 East Skelly Drive
Tulsa, Oklahoma 74105

Members of the Board:

  We understand that VS&A Communications Partners II, L.P., a Delaware limited partnership ("Parent"), VS&A--T/SF, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), and T/SF Communications Corporation, a Delaware corporation (the "Company"), propose to enter into a stock purchase agreement (the "Agreement") providing for the recapitalization of the Company pursuant to which the company shall commence a tender offer (the "Offer") to purchase all of the Company's outstanding common stock, par value $0.10 per share (the "Shares"), for $40.25 per share, net to the seller in cash (the "Offer Price"). Pursuant to the Agreement, the Sub will agree to purchase from the Company not less than 869,565 newly issued shares of the Company's common stock at the Offer Price, contemporaneously with the closing of the Offer. As a condition to the purchase of Shares by the Company pursuant to the Offer a minimum of 1,600,000 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer. The Agreement further provides that as soon as practicable following completion of the Offer, Sub shall cause the Company to effect either a merger of the Sub with and into the Company or a reverse stock split of the Shares (the "Remaining Share Cash Out"), pursuant to which each Share not tendered in the Offer shall be converted into the right to receive $40.25 in cash. We further understand that concurrently with the execution of the Agreement, Parent, Sub and certain stockholders of the Company, representing 1,121,472 Shares or approximately 34% of the Shares currently outstanding, propose to enter into separate stockholder agreements (the "Stockholder Agreement") pursuant to which such stockholders will, inter alia, agree to tender their Shares in the Offer. In addition, we have been advised that pursuant to a separate agreement between Parent and Fir Tree Partners and its affiliates ("Fir Tree"), the owner of 487,500 Shares (the "Fir Tree Shares"), Fir Tree will agree not to tender the Fir Tree Shares in the Offer, and Parent and Fir Tree will agree that Fir Tree will remain a stockholder of the Company following the Remaining Share Cash Out.

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of the Company of the cash consideration to be received by such stockholders in the Offer and the Remaining Share Cash Out.

  In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors we deemed relevant under the circumstances, including:

    (i) a draft dated August 14, 1997 of the Agreement;

    (ii) a draft dated August 15, 1997 of the Stockholder Agreement;

    (iii) certain publicly available historical financial and operating data concerning the Company including the Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

    (iv) certain information of the Company, including financial forecasts relating to the business, earnings, cash flow, assets and prospects of the Company prepared by the management of the Company;

    (v) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed relatively comparable to the Company or otherwise relevant to our inquiry;

    (vi) the financial terms of certain recent transactions we deemed relevant to our inquiry;

    (vii) the commitments for the financing of the Offer arranged by Parent with First Union National Bank, dated August 6, 1997;

    (viii) the historical market prices and trading volumes of the Shares;
  and

    (ix) such other financial studies, analyses and investigations we deemed appropriate.

  We have, with your approval, assumed that the drafts of the Agreement and Stockholder Agreement when executed in definitive form by the parties thereto will conform in all material respects to the drafts of such agreements which we reviewed.

  We have met with members of the senior management of the Company to discuss the prospects for the Company's businesses. In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information provided to us by the Company and have not undertaken any independent verification of such information or undertaken an independent appraisal of the assets or liabilities of the Company. With respect to the financial forecasts provided to us by the Company, we have assumed that such forecasts (and assumptions and bases therefor) have been reasonably prepared and represent management's best currently available estimate as to the future financial performance of the Company. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

  We were retained by the Company to provide financial advisory services in connection with the possible sale of both a subsidiary of the Company and the Company to render this opinion to the Board of Directors of the Company. We will receive an advisory fee upon signing of the Agreement and we will receive an additional advisory fee which is contingent upon the completion of the Offer. We have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited indications of interest from third parties for the acquisition of the Company. However, we were retained by the Company to assist in soliciting indications of interest from third parties for a sale transaction involving Transportation Information Services, Inc., the Company's largest subsidiary as measured in revenues. Our opinion does not address the relative merits of the Offer and the Remaining Share Cash Out with any alternative business strategy that may be available to the Company.

  As you are aware, an officer of Prudential Securities Incorporated serves as a member of the Board of Directors of the Company. In addition, in the ordinary course of business Prudential Securities Incorporated may trade Shares for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the Shares.

  This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to whether such stockholders should tender their Shares in the Offer or as to any action such stockholders should take in connection with the Remaining Share Cash Out. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent, except that the Company may include this opinion in its entirety in any disclosure document to be sent to the Company's stockholders or filed with the Securities and Exchange Commission relating to the Offer or the Remaining Share Cash Out.

  Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the cash consideration to be received by the stockholders of the Company in the Offer and the Remaining Share Cash Out is fair from a financial point of view to such stockholders.

                                          Very truly yours,

                                         LOGO
                                          PRUDENTIAL SECURITIES INCORPORATED

  Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

        By Mail:               By Hand Delivery:       By Overnight Delivery:



  Post Office Box 3305     120 Broadway--13th Floor      85 Challenger Road
  South Hackensack, NJ        New York, NY 10271      Mail Drop Reorganization
          07606           Attn: Reorganization Dept.            Dept.
  Attn: Reorganization                                   Ridgefield Park, NY
          Dept.                                                 07660
                                                        Attn: Reorganization
                                                                Dept.

                                 By Facsimile:

                                 201-329-8936

                             Confirm by Telephone:

                                 201-296-4860

                               ----------------

  Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and the telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of your Shares, stockholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                          BEACON HILL PARTNERS, INC.

                                90 Broad Street
                                  20th Floor
                           New York, New York 10004
                                (212) 843-8500
                                      or
                                Call Toll Free
                                (800) 301-8755